Annual Report

September 30, 2013

Fixed Income Funds

Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Advisors Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management


WADDELL
&REED
Advisors Funds

CONTENTS

Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The year since our last report to you continued the volatility trend that seems to have become the norm. Again this year, the key culprits were politics, geopolitical concerns and confusing policy communication by central bankers.

Fixed-income markets became increasingly volatile over the summer as yields rose amid speculation that the Federal Reserve (Fed) was preparing to taper its quantitative easing program. Yields reversed course when the Fed did nothing in September. The Fed's decision provided credit markets with only a brief respite before concerns began to swell around Congress' failure to reach a budget agreement. Lack of a budget prompted fears that there would be a similar impasse on the October debate about increasing the debt ceiling, which could lead to a downgrade of U.S. debt or even default.

At the end of September, the benchmark 10-year Treasury was yielding 2.64%, compared with 1.65% a year earlier and 1.78% at the start of the calendar year. Amid the turmoil, the S&P 500 Index reached a new record high in late September of 1,725.52 before moving slightly lower by the end of the fiscal year.

Despite these issues, and the occasional market swings they can cause, the U.S. economy continued its steady growth, although at a slow pace. We've seen improvement in several key indicators, including gross domestic product, jobs growth, retail sales and the housing market. Internationally, a spike in China's overnight interbank lending rates and violent unrest in Syria, Turkey, Brazil and Egypt unsettled investors during the year and hurt currencies, fixed-income and equity markets in developing countries broadly.

Economic Snapshot

	9-30-13	9-30-12
S&P 500 Index	1,681.55	1,440.67
MSCI EAFE Index	1,818.23	1,510.76
10-Year Treasury Yield	2.64%	1.65%
U.S. unemployment rate	7.30%	8.07%
30-year fixed mortgage rate	4.28%	3.43%
Oil price per barrel	$ 102.33	$ 92.19

Sources: Bloomberg, U.S. Department of Labor, BankRate, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Bond Fund							
Class A	$1,000	$ 970.20	$ 4.63	$1,000	$1,020.36	$ 4.75	0.94%
Class B	$1,000	$ 964.10	$10.80	$1,000	$1,014.07	$11.08	2.19%
Class C	$1,000	$ 965.90	$ 9.04	$1,000	$1,015.84	$ 9.27	1.84%
Class Y	$1,000	$ 971.80	$ 3.25	$1,000	$1,021.79	$ 3.34	0.65%
Cash Management							
Class A	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.96	$ 1.11	0.22%
Class B**	$1,000	$1,000.10	$ 1.10	$1,000	$1,023.95	$ 1.11	0.22%
Class C**	$1,000	$1,000.10	$ 1.10	$1,000	$1,024.00	$ 1.11	0.22%
Global Bond Fund							
Class A	$1,000	$ 988.00	$ 5.86	$1,000	$1,019.19	$ 5.96	1.17%
Class B	$1,000	$ 984.20	$12.00	$1,000	$1,013.00	$12.18	2.41%
Class C	$1,000	$ 986.50	$ 9.83	$1,000	$1,015.18	$ 9.98	1.97%
Class Y	$1,000	$ 989.70	$ 3.98	$1,000	$1,021.07	$ 4.04	0.80%

See footnotes on page 5.

Fund	Actual[1]			Hypothetical[2]			
	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Beginning Account Value 3-31-13	Ending Account Value 9-30-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Government Securities Fund							
Class A	$1,000	$ 962.80	$ 4.91	$1,000	$1,020.08	$ 5.05	1.00%
Class B	$1,000	$ 957.60	$10.18	$1,000	$1,014.68	$10.48	2.07%
Class C	$1,000	$ 959.00	$ 8.72	$1,000	$1,016.17	$ 8.97	1.77%
Class Y	$1,000	$ 964.30	$ 3.34	$1,000	$1,021.64	$ 3.44	0.68%
High Income Fund							
Class A	$1,000	$1,025.30	$ 5.16	$1,000	$1,020.00	$ 5.15	1.01%
Class B	$1,000	$1,019.70	$10.70	$1,000	$1,014.44	$10.68	2.12%
Class C	$1,000	$1,021.50	$ 9.00	$1,000	$1,016.12	$ 8.97	1.78%
Class Y	$1,000	$1,026.70	$ 3.75	$1,000	$1,021.36	$ 3.74	0.74%
Municipal Bond Fund							
Class A	$1,000	$ 960.10	$ 4.21	$1,000	$1,020.79	$ 4.34	0.85%
Class B	$1,000	$ 956.30	$ 9.10	$1,000	$1,015.78	$ 9.37	1.85%
Class C	$1,000	$ 957.20	$ 8.32	$1,000	$1,016.54	$ 8.57	1.70%
Municipal High Income Fund							
Class A	$1,000	$ 947.50	$ 4.38	$1,000	$1,020.61	$ 4.55	0.89%
Class B	$1,000	$ 942.80	$ 9.23	$1,000	$1,015.60	$ 9.57	1.89%
Class C	$1,000	$ 943.70	$ 8.26	$1,000	$1,016.55	$ 8.57	1.70%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2013, and divided by 365.*

***Class B and Class C are not available for direct investments.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Bond Fund

(UNAUDITED)



Mark J. Otterstrom

Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. He has managed the Fund since 2008 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended Sept. 30, 2013	
Bond Fund (Class A shares at net asset value)	–2.48%
Bond Fund (Class A shares including sales charges)	–8.08%
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market)	–1.68%
Lipper Corporate Debt Funds A-Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.79%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Volatility in the high-grade fixed income market continued unabated throughout the last 12 months. One of the biggest challenges this year was positioning the portfolio to take advantage of the big market swings that occurred. Higher tax rates took effect at the beginning of the year which we believed would add a headwind to consumer spending going into this first half of calendar 2013. The dysfunction coming out of Washington, D.C. continued to have negative impacts on the bond markets. Due to the lack of an agreement on a new federal budget, sequestration was put into place in March. This sequestration required mandatory budget cuts across the board for federal expenditures. This was expected to become another major headwind to an already fragile U.S. economy.

Economic growth in the first quarter of calendar 2013 was very tepid. The negative effects of higher income taxes and the implantation of the sequestration were expected to restrict second quarter growth. Economic estimates were for calendar second quarter growth to be half that of the first quarter, but second quarter growth instead turned out to be twice that of the first quarter. In March the yield on the 10 year Treasury note topped out at 2.06%. By early May, the yield had dropped to 1.63%. Most economist were talking about the potential for the Federal Reserve (Fed) to increase this size of quantitative easing (QE) purchases if the economy continued to show the weakness witnessed over the prior few months. Bond market participants believed that QE would be in place well into 2014 and that the fed funds rate would not be raised until the end of 2015. That sentiment began to change once the April non-farm payroll number was released in May. While non-farm payroll for April was expected to see a gain of 66,000, the actual number was a gain nearly 200,000. This was a major surprise to the markets and the yield on the 10-year Treasury note sold off 11 basis points that day. From early May until early September, the 10-year Treasury note sold off nearly 140 basis points –the largest sell-off in the Treasury market since 2010.

The Treasury markets have seen a very volatile trading pattern over the last six months. With the partial government shut down and the battle over the debt ceiling, bond market participants appear very nervous going into the fourth quarter. Employment data signaled a slightly improving jobs market at the end of the fiscal year and some leading economic indicators pointed to a muted but growing economy. We just need Washington to get out of the way. The longer the budget stalemate continues the more negative the effect it is going to have on our economic growth.

Political concerns

We believe that the Fed's surprise inaction in September did not help matters. In May, Fed Chairman Ben Bernanke brought up the prospect of a reduction in the level of QE purchases by the Fed. He reiterated these sentiments following the June Fed meeting. Throughout the next few months the Fed gave strong indication that they were close to reducing these purchases. Following Bernanke's statements, we saw a dramatic selloff in Treasury bonds, which continued into September. For the first seven months of the Fund's fiscal year we maintained a duration that exceeded the Fund's benchmark duration. The Fund benefited greatly from this position through the end of April. However, this duration worked against the Fund heading into the sell-off, which caused the Fund to underperform for the year.

The market had priced in a Fed tapering to begin in September. Following the September Fed meeting, the market was surprised by the announcement that the Fed would postpone tapering to a later date. The bond market rallied on this news. We believe that the Fed's efforts to be more transparent have only added to market volatility. We feel the Fed could have been influenced by the budget gridlock in Washington. It may have decided to stay accommodative until the gridlock in Washington is resolved. The Fed may still begin tapering later this calendar year. If it does, we could test the highs in yields seen earlier this year.

At the end of the second quarter of calendar 2013 we saw corporate credit spreads widen due to the large cash outflows from investment grade mutual funds. The increase market volatility and the push by investors to shed duration within their portfolios led to increased selling of longer duration, high-quality corporate debt. This spread widening was caused by a liquidity event, not a credit event. Increased selling resulted in a higher yield premium being demanded by those willing to add duration to their portfolios. Corporate balance sheets remain strong and quarterly earnings, for most corporate issuers, remained very healthy over the last quarter. We believe credit quality within the investment grade corporate bond sector remains very good. Once interest rates began to settle into a new, higher trading range, the selling pressure with the investment grade bond markets began to subside. Early in the calendar third quarter of 2013 credit spreads returned to levels seen prior to the June selloff.

Investment grade corporate bonds outperformed Treasuries in the most recent quarter as selling pressures within the markets began to subside. We maintained our overweight positions in corporate debt during the second quarter sell-off and benefited from the recent stronger bid for bonds. We continue to be underweight agency debentures. Uncertainty brought on by the Fed's about face on tapering and the budget fiasco led to these bonds underperforming over the last few months of the fiscal year. This underperformance has given us an opportunity to increase our agency bond exposure. We remain underweight Treasury bonds, especially at the very short end of the curve and overweight high grade spread product. We are committed to seek stable income at the best available price.

The outlook going into next year is being clouded by the political brawl. Congress and the White House are playing with fire when they threaten the country's sovereign debt. Regardless of the outcome, the political game of chicken may have detrimental effects to our economy. The longer gridlock goes on, the weaker our economy may become as we come out the other side. While we are currently short our benchmark duration, this position can be changed quickly if events in Washington begin to slow our economic growth significantly.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Bond Fund.

Bond Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Bonds	**98.1%**
Corporate Debt Securities	70.1%
United States Government and Government Agency Obligations	24.6%
Other Government Securities	2.0%
Mortgage-Backed Securities	0.7%
Municipal Bonds – Taxable	0.7%
Cash and Cash Equivalents	**1.9%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	49/72	68
3 Year	56/64	87
5 Year	46/54	84
10 Year	34/41	81

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**92.5%**
AAA	1.2%
AA	30.0%
A	30.1%
BBB	31.2%
Non-Investment Grade	**5.6%**
BB	3.8%
B	1.2%
Below CCC	0.0%
Non-rated	0.6%
Cash and Cash Equivalents	**1.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Bond Fund

(UNAUDITED)



Bond Fund, Class A Shares(1) $13,703
Barclays U.S. Aggregate Bond Index $15,671
Lipper Corporate Debt Funds A Rated Universe Average $15,784
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-13	-8.08%	-7.50%	-3.35%	-2.19%
5-year period ended 9-30-13	3.66%	3.55%	3.98%	5.21%
10-year period ended 9-30-13	3.20%	2.74%	2.89%	4.17%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Bond Fund (in thousands) SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.5%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$13,350	$14,985
Honeywell International Inc.,		
5.000%, 2–15–19	5,000	5,723
		20,708
Apparel Retail – 1.2%		
Limited Brands, Inc.:		
8.500%, 6–15–19	3,000	3,578
7.000%, 5–1–20	10,676	11,796
5.625%, 2–15–22	1,710	1,753
		17,127
Automobile Mfg./Vehicle Parts – 0.4%		
General Motors Co.,		
3.500%, 10–2–18 (A)	5,500	5,486
Automotive Manufacturers – 0.3%		
Hyundai Capital America,		
2.875%, 8–9–18 (A)	4,000	4,034
Biotechnology – 1.2%		
Amgen Inc.:		
6.150%, 6–1–18	12,500	14,619
5.700%, 2–1–19	2,000	2,297
		16,916
Brewers – 2.4%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 1–15–20	12,000	13,797
2.500%, 7–15–22	2,000	1,851
SABMiller plc,		
6.500%, 7–15–18 (A)	15,000	17,865
		33,513
Broadcasting – 1.6%		
CBS Corporation,		
8.875%, 5–15–19	13,076	16,720
NBCUniversal Media, LLC,		
5.150%, 4–30–20	5,297	6,008
		22,728
Cable & Satellite – 3.3%		
Comcast Cable Communications, Inc.,		
8.500%, 5–1–27	5,250	7,151
Comcast Corporation,		
5.150%, 3–1–20	7,000	7,928
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.000%, 3–1–21	9,650	9,883
3.800%, 3–15–22	6,500	6,069
Time Warner Inc.,		
4.750%, 3–29–21	12,250	13,124
		44,155
Chemicals – 0.0%		
Georgia Gulf Corporation,		
4.875%, 5–15–23 (A)	727	689
Coal & Consumable Fuels – 1.4%		
Joy Global Inc.,		
6.000%, 11–15–16	14,350	16,091

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels (Continued)		
Peabody Energy Corporation,		
6.500%, 9–15–20	$ 3,000	$ 2,955
		19,046
Computer Hardware – 0.3%		
Apple Inc.,		
2.400%, 5–3–23	4,275	3,871
Consumer Finance – 2.4%		
Capital One Financial Corporation,		
6.750%, 9–15–17	15,000	17,634
Ford Motor Credit Company LLC,		
4.250%, 9–20–22	16,000	15,986
		33,620
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corporation:		
5.250%, 12–1–17 (A)	8,428	8,639
6.375%, 4–1–20 (A)	5,685	5,884
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	11,430	12,752
Western Union Company (The),		
3.650%, 8–22–18	10,000	10,379
		37,654
Distillers & Vintners – 1.1%		
Diageo Capital plc,		
5.750%, 10–23–17	13,500	15,522
Diversified Banks – 4.7%		
Bank of America Corporation:		
5.650%, 5–1–18	8,000	9,030
7.625%, 6–1–19	9,000	11,039
HSBC Holdings plc,		
5.100%, 4–5–21	16,000	17,631
U.S. BanCorp,		
4.125%, 5–24–21	10,000	10,621
Wachovia Corporation,		
5.750%, 2–1–18	13,500	15,598
		63,919
Diversified Chemicals – 2.0%		
Dow Chemical Company (The):		
8.550%, 5–15–19	11,207	14,296
4.250%, 11–15–20	2,000	2,090
E.I. du Pont de Nemours and Company,		
5.750%, 3–15–19	9,000	10,454
Eagle Spinco Inc.,		
4.625%, 2–15–21 (A)	727	698
		27,538
Diversified Metals & Mining – 1.2%		
Freeport-McMoRan Copper & Gold Inc.,		
3.100%, 3–15–20 (A)	3,000	2,821

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Rio Tinto Finance (USA) Limited,		
3.750%, 9–20–21	$13,500	$13,316
		16,137
Drug Retail – 0.5%		
Walgreen Co.,		
3.100%, 9–15–22	7,000	6,589
Education Services – 0.2%		
Trustees of Princeton University (The),		
4.950%, 3–1–19	3,000	3,438
Electric Utilities – 1.6%		
Detroit Edison Company (The),		
3.900%, 6–1–21	11,625	12,286
PacifiCorp,		
2.950%, 2–1–22	11,000	10,759
		23,045
Electrical Components & Equipment – 0.2%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,840
Electronic Manufacturing Services – 1.2%		
Jabil Circuit, Inc.:		
8.250%, 3–15–18	9,350	10,987
5.625%, 12–15–20	5,480	5,644
		16,631
Environmental & Facilities Services – 2.1%		
Republic Services, Inc.,		
4.750%, 5–15–23	15,000	15,778
Waste Management, Inc.,		
4.600%, 3–1–21	13,299	14,191
		29,969
Forest Products – 1.1%		
Georgia-Pacific, LLC,		
5.400%, 11–1–20 (A)	14,000	15,671
Gaming/Lodging/Leisure – 0.4%		
Marriott International, Inc.,		
3.375%, 10–15–20	5,723	5,706
Health Care Services – 1.2%		
Medco Health Solutions, Inc.:		
7.125%, 3–15–18	9,000	10,854
4.125%, 9–15–20	5,500	5,710
		16,564
Health Care Supplies – 0.4%		
DENTSPLY International Inc.,		
4.125%, 8–15–21	5,500	5,569
Home Improvement Retail – 1.2%		
Home Depot, Inc. (The),		
4.400%, 4–1–21	15,000	16,451

Bond Fund (in thousands) SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 0.8%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	$12,945	$11,877
Household Appliances – 0.1%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 (A)	2,000	2,085
Household Products – 1.0%		
Procter & Gamble Company (The), 8.000%, 9–1–24	10,000	13,818
Independent Finance – 0.6%		
Fidelity National Information Services, Inc., 3.500%, 4–15–23	3,750	3,375
John Deere Capital Corporation, 2.800%, 1–27–23	5,000	4,746
		8,121
Industrial Conglomerates – 1.8%		
General Electric Capital Corporation:		
5.625%, 5–1–18	13,000	14,920
6.000%, 8–7–19	5,000	5,820
Westinghouse Electric Corporation, 8.875%, 6–14–14	4,500	4,746
		25,486
Integrated Oil & Gas – 0.7%		
Shell International Finance B.V., 4.375%, 3–25–20	8,500	9,372
Integrated Telecommunication Services – 1.3%		
AT&T Inc., 5.800%, 2–15–19	4,320	4,977
Verizon Communications Inc., 8.750%, 11–1–18	10,454	13,433
		18,410
Investment Banking & Brokerage – 1.1%		
Goldman Sachs Group, Inc. (The):		
5.375%, 3–15–20	13,000	14,324
6.000%, 6–15–20	1,500	1,704
		16,028
IT Consulting & Other Services – 0.4%		
International Business Machines Corporation, 7.625%, 10–15–18	4,000	5,082
Life & Health Insurance – 1.1%		
MetLife, Inc., 6.817%, 8–15–18	13,000	15,732
Multi-Utilities – 3.4%		
Dominion Resources, Inc., Ser B, 2.750%, 9–15–22	11,675	10,912

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Dominion Resources, Inc., Ser F, 5.250%, 8–1–33	$ 7,500	$ 8,085
Duke Energy Carolinas, LLC, 4.300%, 6–15–20	3,250	3,523
Duke Energy Indiana, Inc., 3.750%, 7–15–20	7,000	7,367
NorthWestern Corporation, 6.340%, 4–1–19	7,000	8,358
Pacific Gas and Electric Company, 3.500%, 10–1–20	8,000	8,083
		46,328
Office Electronics – 1.2%		
Xerox Corporation, 6.350%, 5–15–18	14,100	16,197
Oil & Gas Equipment & Services – 2.1%		
Baker Hughes Incorporated, 3.200%, 8–15–21	3,000	3,022
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
6.500%, 1–31–19	5,000	5,930
4.050%, 2–15–22	5,000	5,081
Halliburton Company:		
6.150%, 9–15–19	7,000	8,389
6.750%, 2–1–27	4,950	6,135
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 3.300%, 9–14–21 (A)	2,500	2,505
		31,062
Oil & Gas Exploration & Production – 0.4%		
Petrohawk Energy Corporation, 6.250%, 6–1–19	5,000	5,481
Oil & Gas Storage & Transportation – 1.5%		
Copano Energy, L.L.C. and Copano Energy Finance Corporation, 7.125%, 4–1–21	1,789	2,049
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.875%, 3–15–23	3,000	2,731
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	8,404	8,695
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	7,322
		20,797
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co., 6.000%, 1–15–18	17,000	19,525
Packaged Foods & Meats – 1.0%		
Kraft Foods Inc., 5.375%, 2–10–20	12,000	13,554

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.3%		
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	$14,000	$16,299
Novartis Capital Corporation, 4.400%, 4–24–20	2,000	2,197
		18,496
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway Inc., 3.750%, 8–15–21	10,000	10,399
Railroads – 1.9%		
Burlington Northern Santa Fe, LLC:		
3.450%, 9–15–21	4,000	4,021
3.050%, 3–15–22	9,000	8,666
3.050%, 9–1–22	2,000	1,909
Kansas City Southern de Mexico, S.A. de C.V., 2.350%, 5–15–20 (A)	12,350	11,776
		26,372
Restaurants – 1.3%		
YUM! Brands, Inc., 6.250%, 3–15–18	15,810	18,303
Retail Stores – 1.1%		
Dollar General Corporation, 3.250%, 4–15–23	17,000	15,489
Semiconductors – 1.0%		
Broadcom Corporation, 2.700%, 11–1–18	13,090	13,470
Soft Drinks – 0.2%		
Bottling Group, LLC, 5.125%, 1–15–19	2,800	3,186
Specialty Chemicals – 1.0%		
Lubrizol Corporation (The), 8.875%, 2–1–19	10,285	13,642
Systems Software – 1.4%		
CA, Inc., 5.375%, 12–1–19	13,000	14,427
Oracle Corporation, 5.000%, 7–8–19	5,600	6,362
		20,789
Trucking – 0.2%		
Penske Truck Leasing Co., L.P., 2.875%, 7–17–18 (A)	3,000	2,999
Water Utilities – 0.2%		
California Water Service Company, 5.875%, 5–1–19	3,000	3,434
Wireless Telecommunication Service – 2.2%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20	12,000	12,906

Bond Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service (Continued)		
American Tower Corporation, 5.900%, 11–1–21	$14,000	$ 14,770
Crown Castle International Corp., 5.250%, 1–15–23	2,844	2,616
		30,292
TOTAL CORPORATE DEBT SECURITIES – 70.1%		**$980,962**

(Cost: $940,779)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Commercial Mortgage-Backed Securities – 0.2%		
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, 4.719%, 1–15–38	2,986	3,004
Non-Agency REMIC/CMO – 0.5%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 3.446%, 3–25–35 (B)	4,823	254
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7–12–38 (B)	6,000	6,174
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 2.488%, 2–25–34 (B)	2,333	318
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.378%, 3–25–34 (B)	3,173	262
		7,008
TOTAL MORTGAGE-BACKED SECURITIES – 0.7%		**$ 10,012**

(Cost: $18,982)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	3,985	4,633
New York – 0.4%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (A)	$ 4,032	$ 5,668
TOTAL MUNICIPAL BONDS – TAXABLE – 0.7%		**$10,301**

(Cost: $8,064)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Canada – 0.9%		
Province de Quebec, 7.140%, 2–27–26 (B)	9,200	12,182
Israel – 1.1%		
State of Israel, 4.000%, 6–30–22	15,000	15,568
TOTAL OTHER GOVERNMENT SECURITIES – 2.0%		**$27,750**

(Cost: $24,249)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 2.6%		
Federal Farm Credit Bank, 4.600%, 1–29–20	7,500	8,568
Federal Home Loan Bank:		
2.000%, 8–14–15 (B)	15,000	14,088
2.000%, 2–14–16 (B)	15,000	13,967
		36,623
Mortgage-Backed Obligations – 13.5%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–19	2,951	3,143
5.000%, 5–15–23	2,640	2,887
4.500%, 6–15–27	1,620	1,675
4.500%, 5–15–32	4,002	4,146
4.000%, 10–15–35	5,575	5,769
3.000%, 10–15–36	16,309	16,600
4.000%, 11–15–36	3,224	3,408
4.500%, 5–15–39	1,048	1,091
4.500%, 8–15–39	6,110	6,524
2.500%, 12–15–41	14,842	14,981
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.186%, 12–25–20	12,635	13,674
5.000%, 6–1–21	684	727
6.000%, 7–1–22	728	813
5.000%, 6–1–23	3,482	3,760
4.000%, 7–1–25	4,252	4,502
5.500%, 10–1–35	981	1,064
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 6–25–18	3,430	3,634
4.000%, 11–25–32	504	536
3.500%, 8–25–33	1,054	1,103
4.500%, 12–25–34	506	527
5.500%, 11–25–36 (C)	5,805	933
5.500%, 4–25–37	$ 2,739	$ 2,974
4.000%, 3–25–39	1,538	1,617
2.000%, 4–25–39	14,639	14,269
4.000%, 5–25–39	3,899	4,078
4.500%, 6–25–40	3,101	3,357
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.424%, 2–1–16	4,584	4,982
5.508%, 4–1–17	7,282	7,988
3.850%, 3–1–18	4,875	5,277
4.950%, 4–1–19	1,913	2,144
4.500%, 9–1–19	2,316	2,458
5.500%, 10–1–21	4,684	5,066
5.500%, 11–1–22	1,768	1,913
5.000%, 9–1–23	3,835	4,115
5.000%, 4–1–24	1,342	1,459
4.000%, 12–1–31	10,472	11,210
5.500%, 2–1–35	2,765	3,061
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7–20–40	8,348	8,084
2.000%, 3–16–42	14,058	13,708
		189,257
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 16.1%		**$225,880**

(Cost: $229,436)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 8.5%		
United States Treasury Bonds, 8.000%, 11–15–21	8,900	12,740
United States Treasury Notes:		
3.625%, 2–15–21 (D)	20,000	22,134
3.125%, 5–15–21	22,000	23,518
1.750%, 5–15–22	15,000	14,211
1.625%, 11–15–22	50,000	46,309
		118,912
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.5%		**$118,912**

(Cost: $118,271)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 1.2%		
Automatic Data Processing Inc., 0.050%, 10–2–13 (E)	7,000	7,000
Ecolab Inc., 0.230%, 11–4–13 (E)	3,000	2,999
Novartis Finance Corp. (GTD by Novartis AG), 0.050%, 10–2–13 (E)	3,000	3,000
St. Jude Medical, Inc., 0.090%, 10–1–13 (E)	3,464	3,464
		16,463

Bond Fund *(in thousands)* SEPTEMBER 30, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (F)	$121	$ 121
TOTAL SHORT-TERM SECURITIES – 1.2%		**$ 16,584**
(Cost: $16,584)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$1,390,401**
(Cost: $1,356,365)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**9,787**
NET ASSETS – 100.0%		**$1,400,188**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $110,500 or 7.9% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)All or a portion of the security position has been pledged as collateral on open futures contracts.

(E)Rate shown is the yield to maturity at September 30, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	12–31–13	742	$(98,964)	$(3,002)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 969,597	$ 11,365
Mortgage-Backed Securities	—	10,012	—
Municipal Bonds	—	10,301	—
Other Government Securities	—	27,750	—
United States Government Agency Obligations	—	225,880	—
United States Government Obligations	—	118,912	—
Short-Term Securities	—	16,584	—
Total	$ —	$1,379,036	$ 11,365
Liabilities			
Futures Contracts	$ 3,002	$ —	$ —

There were no transfers between any levels during the period ended September 30, 2013.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.


Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of the Waddell & Reed Advisors Cash Management Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. She has managed the Fund since 1999 and has 27 years of industry experience.

The Fund's fiscal year ended September 30, 2013, with short term rates at the same historically low levels as the beginning of the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the Fund's fiscal year, the credit and money markets continued to be affected by low rates but remained relatively calm. The economy showed signs of improvement, but continued elevated unemployment and tepid growth necessitated the maintenance of ultra-low interest rates.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate at between 0 and 0.25%, where it remains to date. The Fed, at its December 2012 meeting, revised its approach to targeting the federal funds rate. In its press release, the Fed stated that the current low federal funds rate would remain unchanged as long as: the unemployment rate remained above 6.5%; the Fed's 2% long-run inflation goal was not exceeded by more than a half percentage point in the one-year and two-year projection; and expectations for longer-term inflation continued to be well anchored.

The drastically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring 30% of the Fund mature in seven days or less also affected the fund return because very short maturities tend to carry the lowest interest rates. Asset growth in the money markets and diminished supply of securities also lowered interest rates of investments. We sought to maintain the Fund's yield by purchasing longer-dated securities as credit spreads were wide. We also invested in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). The LIBOR rate began the fiscal year at 0.35525% and gradually decreased to end the fiscal year at 0.24885%. Credit spreads also narrowed as the fiscal year ended, further compressing yields.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment, when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, which were introduced in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Cash Management

Asset Allocation

Corporate Obligations	**72.2%**
Notes	29.7%
Commercial Paper	29.5%
Certificate Of Deposit	12.1%
Master Note	0.9%
Municipal Obligations	**26.1%**
United States Government and Government Agency Obligations	**1.7%**
Cash and Other Assets, Net of Liabilities	**–%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	36/228	16
3 Year	40/218	19
5 Year	6/202	3
10 Year	77/173	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Cash Management *(in thousands)* SEPTEMBER 30, 2013

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.225%, 10–9–13	$ 1,400	$ 1,400
0.410%, 10–22–13 (A)	18,500	18,500
0.220%, 1–10–14	25,500	25,500
Bank of America, N.A.:		
0.260%, 11–21–13	38,500	38,500
0.210%, 11–25–13	17,000	17,000
Citibank, N.A.:		
0.260%, 11–1–13	4,200	4,200
0.260%, 11–4–13	37,000	37,000
0.170%, 11–25–13	11,100	11,100
0.170%, 11–26–13	4,500	4,500
Total Certificate Of Deposit – 12.1%		**157,700**
Commercial Paper		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.170%, 10–18–13 (B)	500	500
0.190%, 11–4–13 (B)	12,150	12,148
0.200%, 11–12–13 (B)	7,900	7,898
0.230%, 11–18–13 (B)	7,850	7,847
0.210%, 11–22–13 (B)	33,550	33,540
0.210%, 12–4–13 (B)	1,000	1,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.120%, 11–20–13 (B)	3,000	2,999
0.130%, 12–18–13 (B)	7,500	7,498
COFCO Capital Corp. (GTD by Rabobank Nederland),		
0.190%, 10–18–13 (B)	15,500	15,499
Corporacion Andina de Fomento:		
0.431%, 10–8–13 (B)	7,200	7,199
0.380%, 10–28–13 (B)	31,000	30,991
0.180%, 11–18–13 (B)	6,000	5,999
0.300%, 11–26–13 (B)	16,000	15,992
0.160%, 12–3–13 (B)	2,000	2,000
Danaher Corporation:		
0.090%, 10–24–13 (B)	10,000	9,999
0.090%, 10–25–13 (B)	2,621	2,621
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.100%, 10–2–13 (B)	17,500	17,500
ICICI Bank Limited (GTD by Bank of America, N.A.),		
0.260%, 12–6–13 (B)	36,000	35,983
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.):		
0.190%, 10–23–13 (B)	12,000	11,999
0.290%, 12–17–13 (B)	14,500	14,491
J.P. Morgan Chase & Co.,		
0.350%, 10–22–13 (A)(B)	8,525	8,525
L Air Liquide S.A.:		
0.170%, 10–28–13 (B)	6,200	6,199
0.140%, 11–22–13 (B)	2,000	2,000
0.150%, 11–27–13 (B)	2,000	1,999
0.170%, 12–2–13 (B)	1,000	1,000
National Oilwell Varco, Inc.,		
0.120%, 11–26–13 (B)	19,500	19,496
PACCAR Financial Corp. (GTD by PACCAR Inc.),		
0.050%, 10–1–13 (B)	3,000	3,000
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia),		
0.160%, 10–31–13 (B)	$18,750	$ 18,747
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia),		
0.120%, 10–3–13 (B)	11,000	11,000
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.230%, 10–31–13 (B)	12,762	12,759
St. Jude Medical, Inc.:		
0.170%, 10–15–13 (B)	2,000	2,000
0.170%, 10–25–13 (B)	39,500	39,495
0.180%, 11–12–13 (B)	11,300	11,298
Wisconsin Electric Power Co.,		
0.100%, 10–1–13 (B)	1,390	1,390
Total Commercial Paper – 29.5%		**382,611**
Master Note		
Toyota Motor Credit Corporation,		
0.100%, 10–2–13 (A)	11,436	11,436
Total Master Note – 0.9%		**11,436**
Notes		
American Honda Finance Corp.,		
1.850%, 9–19–14	16,100	16,329
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.288%, 10–17–13 (A)	6,500	6,500
0.300%, 11–8–13 (A)	20,365	20,365
0.280%, 12–5–13 (A)	17,500	17,500
Banco del Estado de Chile,		
0.390%, 10–22–13 (A)	14,800	14,800
Bank of Nova Scotia:		
0.240%, 10–1–13 (A)	10,800	10,800
0.520%, 10–3–13 (A)	20,000	20,013
CA GO Bonds, Ser 2005A3 (GTD by Bank of America, N.A.),		
0.060%, 10–7–13 (A)	8,430	8,430
Caterpillar Financial Services Corporation,		
6.125%, 2–17–14	6,105	6,239
Coca-Cola Company (The),		
0.750%, 11–15–13	6,800	6,805
Danaher Corporation,		
1.300%, 6–23–14	9,790	9,860
EPC - Allentown, LLC, Incr Var Rate Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.190%, 10–7–13 (A)	7,715	7,715
General Electric Capital Corporation:		
0.900%, 10–7–13 (A)	8,000	8,026
2.100%, 1–7–14	17,774	17,853
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.560%, 11–26–13 (A)	$11,000	$ 11,000
J.P. Morgan Chase & Co.:		
0.350%, 10–22–13 (A)	9,100	9,100
1.060%, 10–24–13 (A)	8,900	8,921
0.340%, 12–14–13 (A)	21,700	21,700
2.050%, 1–24–14	1,000	1,005
4.650%, 6–1–14	9,158	9,412
John Deere Capital Corporation,		
0.370%, 10–12–13 (A)	1,000	1,001
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank, N.A.),		
0.070%, 10–7–13 (A)	1,900	1,900
Kimberly-Clark Corporation,		
4.215%, 12–19–13	24,200	24,407
P&W Holdings, LLC, Var Rate Demand Bonds, Ser 2005 (GTD by Wells Fargo Bank, N.A.),		
0.170%, 10–7–13 (A)	3,540	3,540
PACCAR Financial Corp.,		
0.500%, 12–8–13 (A)	10,000	10,016
PepsiCo, Inc.,		
0.875%, 10–25–13	1,500	1,501
Target Corporation,		
0.430%, 10–18–13 (A)	7,700	7,712
Toyota Motor Credit Corporation:		
0.260%, 10–1–13 (A)	15,000	15,000
0.260%, 11–22–13 (A)	36,000	36,000
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.190%, 10–7–13 (A)	10,318	10,318
Wells Fargo & Company,		
3.750%, 10–1–14	12,000	12,395
Wells Fargo Bank, N.A.:		
0.320%, 10–20–13 (A)	10,000	10,000
0.310%, 12–11–13 (A)	10,000	10,000
0.300%, 12–17–13 (A)	10,200	10,200
Total Notes – 29.7%		**386,363**
TOTAL CORPORATE OBLIGATIONS – 72.2%		**$938,110**
(Cost: $938,110)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 2.2%		
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank, N.A.),		
0.050%, 10–1–13 (A)	3,000	3,000

Cash Management *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.060%, 10–1–13 (A)	$ 2,500	$ 2,500
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by United States Government), 0.070%, 10–7–13 (A)	7,585	7,585
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government), 0.070%, 10–7–13 (A)	4,500	4,500
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.), 0.060%, 10–7–13 (A)	7,000	7,000
Muni Impvt Corp of Los Angeles, Lease Rev, Ser B-1 (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.150%, 12–9–13 (A)	3,500	3,500
		28,085
Colorado – 2.4%		
Castle Pines North Fin Corp, Var Rate Cert of Part, Ser 2009 (GTD by Wells Fargo Bank, N.A.), 0.110%, 10–7–13 (A)	2,880	2,880
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.110%, 10–7–13 (A)	16,660	16,660
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.080%, 10–7–13 (A)	7,240	7,240
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.120%, 10–7–13 (A)	4,000	4,000
0.300%, 10–7–13 (A)	800	800
		31,580
Georgia – 3.4%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.080%, 10–1–13 (A)	19,117	19,117
Georgia (Continued)		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.150%, 10–8–13 (A)	$25,000	$25,000
		44,117
Illinois – 1.0%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.070%, 10–7–13 (A)	7,305	7,305
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.), 0.080%, 10–7–13 (A)	5,245	5,245
		12,550
Louisiana – 2.2%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (A)	5,448	5,448
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.080%, 10–7–13 (A)	16,150	16,150
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.070%, 10–7–13 (A)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.060%, 10–1–13 (A)	4,900	4,900
		28,498
Maryland – 0.8%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.140%, 10–7–13 (A)	10,145	10,145
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.070%, 10–7–13 (A)	4,500	4,500
Michigan – 0.2%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.060%, 10–1–13 (A)	$ 2,500	$ 2,500
Minnesota – 0.1%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.080%, 10–1–13 (A)	1,685	1,685
Mississippi – 4.9%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.060%, 10–1–13 (A)	6,000	6,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 10–1–13 (A)	36,080	36,080
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.050%, 10–1–13 (A)	11,830	11,830
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 10–1–13 (A)	6,400	6,400
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.050%, 10–1–13 (A)	4,000	4,000
		64,310
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.170%, 10–7–13 (A)	6,210	6,210
Montana – 0.3%		
Great Falls, MT, Multifam Hsng Rev Bonds (Autumn Run Apt Proj), Ser 1998 (GTD by U.S. Bank, N.A.), 0.090%, 10–7–13 (A)	4,450	4,450

Cash Management *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York – 2.3%		
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (A)	$ 8,500	$ 8,500
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.090%, 10–7–13 (A)	14,000	14,000
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012 A, 0.070%, 10–7–13 (A)	3,000	3,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.080%, 10–7–13 (A)	720	720
NYC Hsng Dev Corp, Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006 A (GTD by Citibank, N.A.), 0.090%, 10–7–13 (A)	3,200	3,200
		29,420
Ohio – 0.4%		
Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp of Columbus), Ser 1996A (GTD by U.S. Bank, N.A.), 0.070%, 10–7–13 (A)	5,770	5,770
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.080%, 10–7–13 (A)	3,595	3,595
Texas – 4.2%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.070%, 10–7–13 (A)	$21,980	$21,980
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (A)	11,525	11,525
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (A)	21,800	21,800
		55,305
Washington – 0.2%		
WA State Hsng Fin Comsn, Var Rate Demand Multifam Mtg Rev Bonds (Lake Washington Apt Proj), Ser 1996 (GTD by U.S. Bank, N.A.), 0.100%, 10–7–13 (A)	2,100	2,100
Wisconsin – 0.2%		
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank, N.A.), 0.070%, 10–7–13 (A)	2,200	2,200
Wyoming – 0.2%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.050%, 10–1–13 (A)	$2,369	$ 2,369
TOTAL MUNICIPAL OBLIGATIONS – 26.1%		**$ 339,389**
(Cost: $339,389)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–2–13 (A)	7,925	7,924
0.130%, 10–7–13 (A)	2,500	2,500
0.130%, 10–7–13 (A)	1,991	1,991
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.510%, 10–30–13 (A)	9,872	9,872
Total United States Government Agency Obligations – 1.7%		**22,287**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.7%		**$ 22,287**
(Cost: $22,287)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$1,299,786**
(Cost: $1,299,786)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**157**
NET ASSETS – 100.0%		**$1,299,943**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets or the next demand date.

(B)Rate shown is the yield to maturity at September 30, 2013.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 938,110	$ —
Municipal Obligations	—	339,389	—
United States Government Agency Obligations	—	22,287	—
Total	$ —	$1,299,786	$ —

There were no transfers between any levels during the period ended September 30, 2013.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of the Waddell & Reed Advisors Global Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. Mr. Beischel has been a manager of the Fund since 2002 and has 20 years of industry experience. Daniel J. Vrabac, who served as co-manager of the Fund with Mr. Beischel, retired May 31, 2013.

Fiscal Year Performance

For the 12 Months Ended September 30, 2013	
Global Bond Fund (Class A shares at net asset value)	1.48%
Global Bond Fund (Class A shares including sales charges)	–4.36%
Benchmark(s) and/or Lipper Category	
Barclays Capital Multiverse Index (generally reflects the performance of the global bond market)	–2.22%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.35%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Global volatility

The past year brought no resolution to the issues and uncertainties that investors have faced since the onset of the global financial crisis and the European crisis. Markets and the global economy remain in unchartered waters. Simply put, dealing with very high levels of debt and a slowing global economy increases the range of possible outcomes. This results in a greater dispersion of investor expectations and significant volatility in markets.

Concern about tapering the Federal Reserve's (Fed) Quantitative Easing (QE) program is driving the recent volatility in the financial markets and around the world. For the first time the Fed has implemented numerical thresholds for its policy guidance – stating that they expect the policy rate to remain highly accommodative at least as long as the unemployment rate remains above 6.5% and the inflation rate is below 2.5%.

During the fiscal year the Fed indicated that, assuming its economic forecasts are correct, it would start "tapering" the $85-billion per month QE program starting in the fall of 2013 and ending by mid-2014. The Fed's September announcement not to taper was justified by the need for additional data and concerns about the political climate in Washington. U.S. fiscal brinkmanship is also creeping into the market's psyche. Washington needs to address funding the government for next fiscal year as well as address the debt ceiling which allows the government to borrow funds to pay the spending that has already been authorized.

Emerging market (EM) countries that have been running current account and fiscal deficits have been hit particularly hard during this recent bout of volatility. The discussion of Fed tapering produced a substantial tightening in EM financial conditions as yields spiked and exchange rates and equity markets retraced.

In China, the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth pace without an even faster increase in its debt. We believe that the increasing debt load is problematic for the Chinese banking system, and ultimately government fiscal policy. It is likely that the new Chinese administration will be forced to deal with the growth in debt, and this will slow real and potential growth in years ahead.

We believe that the powerful easing measures announced by Governor Kuroda will help Japan exit 15 years of deflation. The Bank of Japan stated it will be buying about 7.4 trillion yen in Japanese Government Bonds, up from about 4 trillion yen it is currently buying. It will increase the average maturity from three years to seven years. It intends to increase its monetary base from 138 trillion yen at the end of last year to 200 trillion yen by the end of this year and 270 trillion yen by the end of 2014.

Meanwhile, the European Central Bank (ECB) provided forward guidance on interest rates for the first time, saying rates are to remain accommodative through at least the end of 2014. The ECB had previously given forward guidance on liquidity but not interest rates.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. The high dollar exposure led the Fund to outperform the index, before the effects of sales charge, as the Japanese yen, Australian dollar, and Canadian dollar, depreciated 20.67%, 10.21%, and 4.58%, respectively, versus the dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been and we think will continue to be from emerging market bonds. With valuations at historical low levels prior to May of this year, we built up our cash and Treasury position to approximately 22% of the portfolio. The recent volatility in credit spreads we witnessed in June through August allowed us to invest approximately 10% of this liquidity in companies that we either owned or wanted to own at higher rates. There will be more opportunities to redeploy the remaining liquidity due to the volatility associated with Washington's politics and the Fed's tapering program.

Looking ahead

Given our expectation of slow growth globally in the last quarter of calendar 2013 and into calendar 2014, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until late 2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies. We believe the tapering process will begin in early 2014. We feel that other developed markets such as Japan and the United Kingdom are likely to grow a little more in 2014 than they did in 2013. The Eurozone's growth outlook looks to be stable at best. The Eurozone crisis is not over; it is merely changing its shape. What was once a banking crisis and sovereign debt crisis now seems to be an economic crisis. The ECB will need to ease policy further; although we think an interest rate cut appears unlikely. We do envision a very-long term refinancing operation if the ECB's balance sheet continues to shrink.

The Bank of Japan will continue its easing policy throughout the next quarter and into 2014. Investors are questioning Governor Kuroda's proposed increase in the value-add tax from 5% to 8% as it might derail the economy. In China, we think that the government will lower its 2014 growth target to 7%. This is based upon the government's desire to continue to rebalance the economy from an export led to domestic consumption platform.

The recent sell-off in emerging market began with the sharper-than-expected deceleration in EM growth rates (especially China), signs of an earlier-than-expected Fed exit, the reversal of capital flows into a less liquid market, and finally the lack of further monetary and liquidity accommodation from the People's Bank of China. We believe that the U.S. continues to be a safe haven globally and will continue to attract funds from outside the U.S. In this scenario, we believe there will be opportunities to make long-term investments in foreign currencies in certain emerging markets should they weaken versus the dollar.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Bond Fund.

Global Bond Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**8.2%**
Utilities	2.5%
Health Care	1.9%
Energy	1.4%
Financials	0.9%
Information Technology	0.8%
Materials	0.7%
Bonds	**87.4%**
Corporate Debt Securities	67.7%
United States Government and Government Agency Obligations	14.2%
Other Government Securities	5.5%
Cash and Cash Equivalents	**4.4%**

Quality Weightings

Investment Grade	**54.9%**
AA	16.4%
A	4.7%
BBB	33.8%
Non-Investment Grade	**32.5%**
BB	19.2%
B	6.1%
CCC	2.3%
Non-rated	4.9%
Cash and Cash Equivalents and Equities	**12.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	28/200	14
3 Year	62/145	43
5 Year	68/113	60
10 Year	41/76	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**32.0%**
United States	23.6%
Panama	3.5%
Other North America	4.9%
South America	**25.2%**
Brazil	13.0%
Argentina	3.9%
Columbia	3.9%
Other South America	4.4%
Europe	**21.9%**
United Kingdom	5.6%
Russia	4.9%
Luxembourg	3.9%
Other Europe	7.5%
Pacific Basin	**14.8%**
India	5.1%
Other Pacific Basin	9.7%
Other	**0.6%**
Bahamas/Caribbean	**0.7%**
Middle East	**0.4%**
Cash and Cash Equivalents	**4.4%**

Global Bond Fund

(UNAUDITED)



Global Bond Fund, Class A Shares(1) $15,361
Barclays Multiverse Index $16,427
Lipper Global Income Funds Universe Average $16,532
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-13	-4.36%	-3.62%	0.62%	1.86%
5-year period ended 9-30-13	3.99%	3.99%	4.37%	5.64%
10-year period ended 9-30-13	4.39%	3.93%	4.10%	5.42%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

COMMON STOCKS	Shares	Value
Consumer Finance – 0.9%		
Banco Latinoamericano de Comercio Exterior, S.A.	307	$ 7,658
Diversified Chemicals – 0.7%		
Dow Chemical Company (The)	150	5,762
Electric Utilities – 2.2%		
Alupar Investimento S.A. (A)(B)	507	4,014
PPL Corporation	314	9,530
Transmissora Alianca de Energia Eletrica S.A. (B)	471	4,651
		18,195
Integrated Oil & Gas – 0.8%		
Royal Dutch Shell plc, Class A (B)	208	6,855
Oil & Gas Drilling – 0.6%		
Seadrill Partners LLC	158	5,155
Pharmaceuticals – 1.9%		
Bristol-Myers Squibb Company	134	6,189
GlaxoSmithKline plc (B)	397	10,008
		16,197
Semiconductors – 0.8%		
Intel Corporation	306	7,021
Water Utilities – 0.3%		
Aguas Andinas S.A. (B)	3,909	2,693
TOTAL COMMON STOCKS – 8.2%		**$69,536**
(Cost: $62,223)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3–15–18 (C)	$3,900	4,378
Embraer Overseas Limited, 6.375%, 1–24–17	5,900	6,313
		10,691
Agricultural Products – 2.6%		
CCL Finance Limited:		
9.500%, 8–15–14 (C)	6,000	6,378
9.500%, 8–15–14	3,050	3,242
Corporacion Pesquera Inca S.A.C.:		
9.000%, 2–10–17	6,835	6,835
9.000%, 2–10–17 (C)	5,000	5,000
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (C)	1,355	1,020
		22,475
Air Freight & Logistics – 0.0%		
FedEx Corporation, 7.375%, 1–15–14	300	306
Airlines – 0.8%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (C)	$ 4,450	$ 4,261
TAM Capital 2 Inc.:		
9.500%, 1–29–20 (C)	1,800	1,860
9.500%, 1–29–20	300	310
		6,431
Asset Management & Custody Banks – 1.2%		
Bhira Investments Limited, 8.500%, 4–27–71	10,100	9,906
Auto Parts & Equipment – 0.8%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (C)	2,500	2,800
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (C)(D)	3,772	3,951
		6,751
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 3.460%, 1–18–15 (E)	1,000	996
Automotive Manufacturers – 0.5%		
Tenedora Nemak, S.A. de C.V., 5.500%, 2–28–23 (C)	4,700	4,442
Banking – 0.4%		
OJSC Russian Agricultural Bank, 5.100%, 7–25–18 (C)	3,200	3,244
Brewers – 0.4%		
SABMiller plc, 5.700%, 1–15–14 (C)	3,000	3,043
Broadcasting – 2.1%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–17 (C)(E)	3,250	3,250
6.250%, 12–20–49 (E)	9,111	9,475
6.250%, 12–20–49 (C)(E)	4,000	4,160
		16,885
Coal & Consumable Fuels – 3.3%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (C)	7,688	7,400
Indo Integrated Energy II B.V., 9.750%, 11–5–16	6,060	6,348
PT Adaro Indonesia:		
7.625%, 10–22–19 (C)	7,125	7,424
7.625%, 10–22–19	6,600	6,877
		28,049
Communications Equipment – 0.1%		
BC Luxco 1 S.A., 7.375%, 1–29–20 (C)	1,000	950
Construction & Engineering – 2.4%		
Larsen & Toubro Limited, Convertible, 3.500%, 10–22–14	7,400	7,362
Construction & Engineering (Continued)		
OAS Financial Ltd., 8.875%, 4–29–49 (E)	$ 3,350	$ 3,049
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (C)	2,035	2,071
Odebrecht Finance Ltd., 9.625%, 4–9–14 (C)	6,000	6,164
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (C)	2,225	2,281
		20,927
Construction Materials – 1.2%		
CEMEX S.A.B. de C.V.:		
9.000%, 1–11–18 (C)	6,050	6,518
7.250%, 1–15–21 (C)	3,750	3,758
		10,276
Consumer Finance – 2.3%		
Banco BMG S.A.:		
9.150%, 1–15–16	1,200	1,242
9.150%, 1–15–16 (C)	300	311
Banco Latinoamericano de Comercio Exterior, S.A., 3.750%, 4–4–17 (C)	13,200	13,266
SLM Corporation, 3.511%, 4–1–14 (E)	2,500	2,485
VEB Finance Limited, 5.375%, 2–13–17 (C)	2,125	2,249
		19,553
Diversified Banks – 8.4%		
Banco Bradesco S.A., 4.125%, 5-16-16 (C)	6,800	7,072
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (C)(F)	7,500	1,849
Banco de Bogota S.A., 5.000%, 1-15-17 (C)	1,400	1,447
Banco de Credito del Peru, 4.750%, 3–16–16 (C)	8,000	8,360
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (C)	2,250	2,301
Banco Santander Chile, S.A., 6.500%, 9–22–20 (G)	CLP4,454,000	8,713
Bancolombia S.A., 4.250%, 1–12–16	$ 6,650	6,866
Hongkong and Shanghai Banking Corporation (The), 5.000%, 8–29–49 (E)	2,500	2,516
ICICI Bank Limited, 4.750%, 11–25–16 (C)	2,500	2,546
SB Capital S.A., 5.499%, 7–7–15	2,000	2,119
State Bank of India:		
4.500%, 10–23–14	3,950	4,039
4.125%, 8–1–17 (C)	2,400	2,382
3.250%, 4–18–18 (C)	4,500	4,300

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
VTB Capital S.A.,		
6.000%, 4–12–17 (C)	$ 16,645	$17,518
		72,028
Diversified Metals & Mining – 4.1%		
Anglo American Capital plc,		
9.375%, 4–8–14 (C)	5,000	5,209
Glencore Funding LLC,		
6.000%, 4–15–14 (C)	5,970	6,114
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	6,750	7,075
Southern Peru Copper Corporation,		
6.375%, 7–27–15	1,375	1,489
Suzano Trading Ltd,		
5.875%, 1–23–21 (C)	6,750	6,429
Uralkali Finance Limited,		
3.723%, 4–30–18 (C)	3,000	2,851
Vedanta Resources plc:		
8.750%, 1–15–14 (C)	2,000	2,030
8.750%, 1–15–14	1,650	1,675
6.000%, 1–31–19 (C)	2,700	2,565
		35,437
Electric Utilities – 4.9%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.,		
9.750%, 8–15–21 (C)	5,445	2,668
Emgesa S.A. E.S.P.,		
8.750%, 1–25–21 (G)	COP20,786,000	11,578
ENEL Finance International S.A.,		
3.875%, 10–7–14 (C)	$ 2,500	2,560
Listrindo Capital B.V.,		
6.950%, 2–21–19 (C)	9,200	9,384
Majapahit Holding B.V.,		
7.750%, 10–17–16	3,900	4,300
Rural Electrification Corporation Limited,		
4.250%, 1–25–16	4,300	4,347
RusHydro Finance Limited,		
7.875%, 10–28–15 (G)	RUB212,800	6,499
Tata Electric Companies,		
8.500%, 8–19–17	$ 200	213
		41,549
Food Distributors – 1.5%		
Olam International Limited:		
5.750%, 9–20–17	3,300	3,069
7.500%, 8–12–20	9,150	8,464
Olam International Limited, Convertible,		
6.000%, 10–15–16	1,200	1,151
		12,684

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Utilities – 0.3%		
Transportadora de Gas del Sur S.A.:		
7.875%, 5–14–17 (C)	$ 2,000	$ 1,810
7.875%, 5–14–17	1,015	919
		2,729
Household Appliances – 1.0%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	4,400	4,587
6.500%, 12–15–15 (C)	4,100	4,274
		8,861
Independent Power Producers & Energy Traders – 1.5%		
China Resources Power Holdings Company Limited,		
3.750%, 8–3–15	8,650	8,894
TransAlta Corporation,		
5.750%, 12–15–13	3,500	3,532
		12,426
Integrated Telecommunication Services – 1.0%		
Mobile TeleSystems OJSC,		
5.000%, 5–30–23	2,300	2,110
TBG Global Pte. Ltd.,		
4.625%, 4–3–18 (C)	4,400	4,158
Verizon Communications Inc.,		
3.650%, 9–14–18	2,150	2,266
		8,534
Investment Banking & Brokerage – 0.6%		
Morgan Stanley:		
1.000%, 2–11–14 (E)(G)	CNY27,700	4,269
3.960%, 5–1–14 (E)	$ 1,000	1,008
		5,277
Machinery – 0.6%		
Rearden G Holdings EINS GmbH,		
7.875%, 3–30–20 (C)	5,150	5,279
Marine – 1.6%		
PB Issuer (No. 2) Limited, Convertible,		
1.750%, 4–12–16	5,400	5,710
SCF Capital Limited:		
5.375%, 10–27–17 (C)	4,000	4,044
5.375%, 10–27–17	3,925	3,968
		13,722
Multi–Utilities – 0.6%		
Black Hills Corporation,		
9.000%, 5–15–14	4,800	5,024
Oil & Gas Drilling – 1.8%		
Lancer Finance Company (SPV) Limited,		
5.850%, 12–12–16 (C)	2,497	2,509

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
Noble Group Limited,		
4.875%, 8–5–15	$ 700	$ 728
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (C)	7,227	7,397
5.250%, 7–30–18	1,016	1,040
Schahin II Finance Company (SPV) Limited,		
5.875%, 9–25–22 (C)	4,119	3,934
		15,608
Oil & Gas Exploration & Production – 4.1%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	1,000	1,034
Essar Energy Investment Limited, Convertible,		
4.250%, 2–1–16	13,500	10,981
Novatek Finance Limited:		
5.326%, 2–3–16 (C)	8,200	8,681
7.750%, 2–21–17 (C)(G)	RUB146,000	4,482
Pan American Energy LLC:		
7.875%, 5–7–21 (C)	$ 4,000	4,000
7.875%, 5–7–21	1,650	1,650
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.500%, 9–30–14 (C)	3,000	3,128
		33,956
Oil & Gas Refining & Marketing – 0.4%		
Offshore Drilling Holding S.A.,		
8.375%, 9–20–20 (C)	3,700	3,742
Oil & Gas Storage & Transportation – 3.6%		
DCP Midstream, LLC,		
9.700%, 12–1–13 (C)	5,000	5,069
Empresas Publicas de Medellin E.S.P.,		
8.375%, 2–1–21 (G)	COP18,938,000	10,347
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (C)	$ 5,463	5,652
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	3,500	3,588
Plains All American Pipeline, L.P., and PAA Finance Corp.,		
5.625%, 12–15–13	400	404
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,569
TransCapital Limited,		
5.670%, 3–5–14 (C)	3,100	3,162
		30,791

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 0.3%		
MTS International Funding Limited, 5.000%, 5–30–23 (C)	$ 2,400	$ 2,202
Packaged Foods & Meats – 3.1%		
BFF International Limited, 7.250%, 1–28–20 (C)	7,900	8,689
Bunge Limited Finance Corp., 5.350%, 4–15–14	3,550	3,634
Cadbury Schweppes US Finance LLC, 5.125%, 10–1–13 (C)	6,000	6,001
JBS Finance II Ltd., 8.250%, 1–29–18 (C)	7,900	8,019
		26,343
Paper Products – 1.9%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (C)	3,589	3,858
6.750%, 3–3–21 (C)	1,800	1,921
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (C)	6,600	6,925
4.375%, 5–15–23 (C)	1,600	1,488
IRSA Inversiones y Representaciones S.A., 8.500%, 2–2–17	2,000	1,825
		16,017
Precious Metals & Minerals – 0.5%		
ALROSA Finance S.A., 8.875%, 11–17–14	4,000	4,307
Restaurants – 0.9%		
Arcos Dorados B.V., 7.500%, 10–1–19 (C)	1,575	1,685
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (G)	BRL14,475	6,368
		8,053
Service – Other – 1.1%		
Net Servicos de Comunicacao S.A., 7.500%, 1–27–20	$ 8,349	8,944
Steel – 1.3%		
ArcelorMittal, 9.500%, 2–15–15	2,250	2,467
Evraz Group S.A., 7.400%, 4–24–17	2,600	2,659
Steel Capital S.A., 6.250%, 7–26–16 (C)	5,400	5,723
		10,849
Tobacco – 0.2%		
B.A.T. International Finance plc, 8.125%, 11–15–13 (C)	1,500	1,513

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trading Companies & Distributors – 0.6%		
CITIC Resources Finance (2007) Limited, 6.750%, 5–15–14 (C)	$ 4,625	$ 4,723
Wireless Telecommunication Service – 2.3%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	3,000	3,057
3.625%, 3–30–15	2,000	2,063
American Tower Corporation, 3.400%, 2–15–19	4,100	4,053
Indosat Palapa Company B.V., 7.375%, 7–29–20 (C)	1,950	2,038
Vimpel-Communications, 6.493%, 2–2–16 (C)	4,550	4,812
VimpleCom Holdings B.V., 9.000%, 2–13–18 (C)(G)	RUB120,000	3,707
		19,730
TOTAL CORPORATE DEBT SECURITIES – 67.7%		**$575,253**
(Cost: $582,366)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.9%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20	$ 294	281
Compania Latinoamericana de Infraestructura & Servicios S.A., 9.500%, 12–15–16	2,985	1,970
Province of Buenos Aires (The), 11.750%, 10–5–15	5,925	5,599
		7,850
Brazil – 0.8%		
OI S.A., 9.750%, 9–15–16 (G)	BRL16,500	6,520
Columbia – 0.3%		
Pacific Rubiales Energy Corp., 7.250%, 12–12–21 (C)	$ 2,250	2,363
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd, 8.300%, 4–2–19 (G)	RUB68,000	2,110
Luxembourg – 0.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20	$ 2,000	1,900
Russia – 0.4%		
Russian Federation, 3.500%, 1–16–19 (C)	$ 3,000	$ 3,023
Supranational – 0.6%		
Central American Bank for Economic Integration, 3.875%, 2–9–17 (C)	5,300	5,449
Venezuela – 2.1%		
Corporacion Andina de Fomento, 3.750%, 1–15–16	16,810	17,563
TOTAL OTHER GOVERNMENT SECURITIES – 5.5%		**$46,778**
(Cost: $49,133)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.3%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–18 (H)	227	18
5.000%, 4–15–19 (H)	7	—*
5.500%, 3–15–23 (H)	23	3
4.000%, 7–15–23 (H)	4,046	227
4.000%, 2–15–24 (H)	370	28
4.000%, 4–15–24 (H)	1,235	136
5.500%, 10–15–25 (H)	383	51
5.500%, 1–15–33 (H)	141	24
5.500%, 5–15–33 (H)	641	105
6.500%, 7–15–37 (H)	687	120
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates, 4.500%, 10–1–35	1,328	1,416
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 6–25–22 (H)	894	26
5.500%, 6–25–23 (H)	35	5
5.500%, 12–25–33 (H)	795	68
5.500%, 8–25–35 (H)	502	83
5.500%, 11–25–36 (H)	784	126
Government National Mortgage Association Agency REMIC/CMO:		
7.000%, 5–20–33 (H)	880	217
5.000%, 7–20–33 (H)	289	15
5.500%, 11–20–33 (H)	58	3
		2,671
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		**$ 2,671**
(Cost: $7,243)		

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 13.9%		
United States Treasury Notes:		
1.750%, 7–31–15	$35,810	$ 36,759
3.000%, 9–30–16	16,000	17,115
2.375%, 7–31–17	7,100	7,468
3.500%, 5–15–20	7,810	8,615
2.625%, 11–15–20	17,000	17,684
2.125%, 8–15–21	12,700	12,600
1.750%, 5–15–22	19,250	18,238
		118,479
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 13.9%		**$118,479**
(Cost: $117,180)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.4%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.170%, 11–8–13 (I)	$5,000	$ 4,999
Becton Dickinson & Co., 0.140%, 10–10–13 (I)	4,000	4,000
Ecolab Inc., 0.230%, 11–4–13 (I)	4,700	4,699
Enbridge Inc.:		
0.290%, 10–11–13 (I)	2,046	2,046
0.290%, 10–15–13 (I)	5,000	4,999
Hewlett-Packard Company, 0.360%, 10–21–13 (I)	3,000	2,999
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.070%, 10–8–13 (I)	2,150	2,150
McCormick & Co. Inc., 0.160%, 10–1–13 (I)	3,163	3,163
		29,055

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (J)	$1,018	$ 1,018
TOTAL SHORT-TERM SECURITIES – 3.5%		**$ 30,073**
(Cost: $30,074)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$842,790**
(Cost: $848,219)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**7,472**
NET ASSETS – 100.0%		**$850,262**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $333,224 or 39.2% of net assets.

(D)Payment-in-kind bonds.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real, CLP — Chilean Peso, CNY — Chinese Yuan Renminbi, COP — Columbian Peso and RUB — Russian Ruble).

(H)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at September 30, 2013.

(J)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	10,780	10–23–13	$—	$129

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 69,536	$ —	$ —
Corporate Debt Securities	—	561,112	14,141
Other Government Securities	—	44,808	1,970
United States Government Agency Obligations	—	2,671	—
United States Government Obligations	—	118,479	—
Short-Term Securities	—	30,073	—
Total	$ 69,536	$ 757,143	$ 16,111
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 129	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities
Beginning Balance 10–1–12	$ 7,288	$ —
Net realized gain (loss)	2	—
Net change in unrealized appreciation (depreciation)	(163)	15
Purchases	—	—
Sales	(805)	—
Amortization/Accretion of premium/discount	57	15
Transfers into Level 3 during the period	7,762	1,940
Transfers out of Level 3 during the period	—	—
Ending Balance 9–30–13	$14,141	$ 1,970
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–13	$ (163)	$ 15

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$6,778	Broker	Broker quotes
	7,363	Third-party valuation service	Broker quotes
Other Government Securities	$1,970	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2013

Country Diversification

(as a % of net assets)	
United States	23.6%
Brazil	13.0%
United Kingdom	5.6%
India	5.1%
Russia	4.9%
Luxembourg	3.9%
Columbia	3.9%
Argentina	3.9%
Panama	3.5%
Indonesia	3.3%
Mexico	3.3%

Country Diversification (Continued)

Netherlands	2.7%
Ireland	2.3%
Chile	2.3%
Singapore	2.1%
Venezuela	2.1%
China	1.7%
Canada	1.6%
Norway	1.3%
Australia	0.8%
Other Countries	4.7%
Other+	4.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Mark J. Otterstrom

Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. He has managed the Fund since 2008 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2013	
Government Securities Fund (Class A shares at net asset value)	–3.80%
Government Securities Fund (Class A shares including sales charges)	–7.89%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Government/Mortgage-Backed Securities Index (generally reflects the performance of the government bond market)	–1.65%
Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.25%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Volatility in the high-grade fixed income market continued unabated throughout the last 12 months. One of the biggest challenges this year was positioning the portfolio to take advantage of the big market swings that occurred. Through the first seven months of its fiscal year, the Fund benefited from having a longer duration than its benchmark. However, the long duration worked against the Fund during the Treasury selloff that occurred over the summer, causing the Fund to underperform for the fiscal year.

Higher tax rates took effect at the beginning of the year which we believed would add a headwind to consumer spending going into this first half of calendar 2013. The dysfunction coming out of Washington, D.C. continued to have negative impacts on the bond markets. Due to the lack of an agreement on new a federal budget, sequestration was put into place in March. This sequestration required mandatory budget cuts across the board for federal expenditures. This was expected to become another major headwind to an already fragile U.S. economy.

Economic growth in the first quarter of calendar 2013 was very tepid. The negative effects of higher income taxes and the implantation of the sequestration were expected to restrict second quarter growth. Economic estimates were for calendar second quarter growth to be half that of the first quarter, but second quarter growth instead turned out to be twice that of the first quarter. In March the yield on the 10 year Treasury note topped out at 2.06%. By early May, the yield had dropped to 1.63%. Most economist were talking about the potential for the Federal Reserve (Fed) to increase this size of quantitative easing (QE) purchases if the economy continued to show the weakness witnessed over the prior few months. Bond market participants believed that QE would be in place well into 2014 and that the fed funds rate would not be raised until the end of 2015. That sentiment began to change once the April non-farm payroll number was released in May. While non-farm payroll for April was expected to see a gain of 66,000, the actual number was a gain nearly 200,000. This was a major surprise to the markets and the yield on the 10-year Treasury note sold off 11 basis points that day. From early May until early September, the 10-year Treasury note sold off nearly 140 basis points –the largest sell-off in the Treasury market since 2010.

The Treasury markets have seen a very volatile trading pattern over the last six months. With the partial government shut down and the battle over the debt ceiling, bond market participants appear very nervous going into the fourth quarter. Employment data signaled a slightly improving jobs market at the end of the fiscal year and some leading economic indicators pointed to a muted but growing economy. We just need Washington to get out of the way.

Political concerns

We believe that the Fed's surprise inaction in September did not help matters. In May, Fed Chairman Ben Bernanke brought up the prospect of a reduction in the level of QE purchases by the Fed. He reiterated these sentiments following the June Fed meeting. Throughout the next few months the Fed gave strong indication that they were close to reducing these purchases. Following Bernanke's statements, we saw a dramatic selloff in Treasury bonds, which continued into September.

The market had priced in a Fed tapering to begin in September. Following the September Fed meeting, the market was surprised by the announcement that the Fed would postpone tapering to a later date. The bond market rallied on this news. We believe that the Fed's efforts to be more transparent have only added to market volatility. We feel the Fed could have been influenced by the budget gridlock in Washington. It may have decided to stay accommodative until the gridlock in Washington gets resolved. The Fed may still begin tapering later this calendar year. If it does, we could test the highs in yields seen earlier this year.

The portfolio is overweight agency debentures and agency collateralized mortgage obligations. We are substantially underweight agency mortgage pass-through securities. We believe our mortgage holdings are structured to experience less extension risk during periods of rising interest rates. These holdings have performed relatively well given the sharp rise in the 10 year part of the curve. Uncertainty brought on by the Fed's about-face on tapering and the budget fiasco led to agency debentures underperforming over the last few months of the fiscal year. We anticipate this underperformance to reverse itself if we see a rational solution from the chaos in Washington. We remain underweight Treasury bonds, especially at the very short end of the curve. We are committed to seek stable income at the best available price.

The outlook going into next year is being clouded by the political brawl. Congress and the White House are playing with fire when they threaten the country's sovereign debt. Regardless of the outcome, the political game of chicken may have detrimental effects to our economy. The longer gridlock goes on, the weaker our economy may become as we come out the other side. While we are currently short our benchmark duration, this position can be changed quickly if events in Washington begin to slow our economic growth significantly.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Government Securities Fund.

Government Securities Fund

Asset Allocation

Bonds	**97.1%**
United States Government and Government Agency Obligations	97.1%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	98/118	83
3 Year	100/112	89
5 Year	86/101	85
10 Year	49/80	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**97.1%**
AA	97.1%
Cash and Cash Equivalents	**2.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Government Securities Fund

(UNAUDITED)


Government Securities Fund, Class A Shares(1) $13,162
Barclays U.S. Government/Mortgage-Backed Securities Index $15,462
Lipper General U.S. Government Funds Universe Average $14,340
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-13	-7.89%	-8.64%	-4.56%	-3.50%
5-year period ended 9-30-13	2.10%	1.73%	2.16%	3.31%
10-year period ended 9-30-13	2.79%	2.22%	2.38%	3.60%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2013

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 39.4%		
Federal Farm Credit Bank,		
2.625%, 3–26–21	$10,500	$ 10,503
Federal Home Loan Bank:		
2.000%, 8–14–15 (A) ..	5,000	4,696
2.000%, 2–14–16 (A) ..	5,000	4,656
4.500%, 9–13–19	8,000	9,049
3.625%, 3–12–21	10,000	10,689
3.500%, 7–29–21	13,000	13,624
2.500%, 6–20–22	6,575	6,222
1.750%, 10–26–22	7,900	7,468
Federal Home Loan Mortgage Corporation:		
2.000%, 5–21–20	8,200	7,923
5.400%, 3–17–21	9,500	10,535
2.000%, 9–20–21	5,000	4,688
Federal National Mortgage Association:		
1.500%, 4–25–16	5,000	4,709
2.000%, 6–14–16 (A) ..	10,000	9,006
3.000%, 7-30-19	5,000	5,088
5.450%, 10-18-21	8,250	9,321
Overseas Private Investment Corporation (GTD by United States Government),		
5.142%, 12–15–23	6,465	7,283
Private Export Funding Corporation,		
4.375%, 3–15–19	10,000	11,267
		136,727
Mortgage-Backed Obligations – 37.7%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,229
5.000%, 5–15–19	2,951	3,143
5.000%, 5–15–23	3,840	4,200
4.500%, 6–15–27	810	837
4.500%, 5–15–32	1,809	1,874
4.000%, 10–15–35	2,225	2,302
3.000%, 10–15–36	8,154	8,301
4.000%, 11–15–36	1,527	1,614
4.500%, 9–15–37	1,702	1,765
4.500%, 8–15–39	2,843	3,036
2.500%, 12–15–41	4,535	4,578
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.186%, 12–25–20	4,000	4,329
6.000%, 7–1–22	583	650
5.000%, 6–1–23	875	944
4.000%, 7–1–25	2,111	2,235
4.500%, 5–1–31	3,708	4,031
3.000%, 1–1–33	7,034	7,007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 6–25–18	$ 3,049	$ 3,230
3.500%, 8–25–33	1,113	1,164
4.000%, 3–25–39	684	719
2.000%, 4–25–39	5,559	5,420
4.000%, 5–25–39	1,219	1,274
3.000%, 11–25–39	1,333	1,375
4.500%, 6–25–40	1,551	1,678
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11–1–18	8,150	8,475
2.580%, 5–1–19	7,000	7,176
4.500%, 9–1–19	1,158	1,229
5.380%, 11–1–20	2,305	2,432
4.375%, 6–1–21	7,706	8,426
5.500%, 10–1–21	2,037	2,202
5.000%, 9–1–22	2,376	2,541
5.500%, 11–1–22	797	862
3.500%, 8–1–26	4,604	4,866
4.000%, 12–1–31	3,740	4,004
5.500%, 12–1–34	1,475	1,612
6.000%, 4–1–39	1,899	2,072
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	1,123	1,219
2.500%, 9–20–40	8,080	8,147
2.000%, 3–16–42	4,962	4,838
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002-3 Class G,		
6.000%, 2–15–30	712	732
		130,768
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 77.1%		**$267,495**
(Cost: $268,898)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 20.0%		
United States Treasury Bonds,		
9.000%, 11–15–18	10,000	13,778
Treasury Obligations (Continued)		
United States Treasury Notes:		
3.625%, 8–15–19 (B) ...	$15,000	$ 16,651
3.125%, 5–15–21	15,000	16,035
1.625%, 11–15–22	25,000	23,155
		69,619
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 20.0%		**$ 69,619**
(Cost: $66,917)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.3%		
Fannie Mae Discount Notes:		
0.020%, 10–23–13 (C) ..	1,000	1,000
0.020%, 11–27–13 (C) ..	2,000	2,000
Federal Home Loan Mortgage Corporation,		
0.020%, 11–22–13 (C) .	3,500	3,499
Freddie Mac Discount Notes,		
0.020%, 11–25–13 (C) .	600	600
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.070%, 10–7–13 (C) ..	1,000	1,000
		8,099
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.130%, 10–7–13 (D) ..	962	971
0.130%, 10–7–13 (D) ..	327	327
		1,298
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 9,397**
(Cost: $9,388)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$346,511**
(Cost: $345,203)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**599**
NET ASSETS – 100.0%		**$347,110**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(B)All or a portion of the security position has been pledged as collateral on open futures contracts.

(C)Rate shown is the yield to maturity at September 30, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2013

The following futures contracts were outstanding at September 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	12-31-13	177	$(23,607)	$(716)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$ 267,495	$ —
United States Government Obligations	—	69,619	—
Short-Term Securities	—	9,397	—
Total	$ —	$ 346,511	$ —
Liabilities			
Futures Contracts	$ 716	$ —	$ —

There were no transfers between any levels during the period ended September 30, 2013.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.


William M. Nelson

Below, William M. Nelson, portfolio manager of Waddell & Reed Advisors High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. He has managed the Fund since 2008 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended Sept. 30, 2013	
High Income Fund (Class A shares at net asset value)	11.01%
High Income Fund (Class A shares including sales charges)	4.62%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch U.S. High Yield Index (reflects the performance of securities generally representing the high yield sector of the bond market)	7.09%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.77%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund outperformed its benchmark and Lipper average, before the effects of sales charges, for the fiscal year ending September 30, 2013.

The Fund's outperformance was the result of credit selection and the portfolio holding higher coupon credits which are less sensitive to moves in Treasury rates. Compared against the index, we were overweight B and CCC-rated credits, which outperformed the index, and we were comparatively underweight on BB-rated credits, which underperformed.

As in the past, the Fund continues to focus on individual issuers and situations we believe provide the best risk/reward characteristics. Our overriding theme remains focused on companies with stable business models that we believe are able to benefit or at least remain resilient with stable cash flows in a period of lackluster economic growth.

Volatility

Bonds rallied through much of the fiscal year until May when Federal Reserve (Fed) comments about the potential tapering of bond purchases under its quantitative easing (QE) program had ushered in a round of volatility. Treasury yields backed up significantly and, as a result, high-yield credits retraced a good portion of their gains for the year.

The big question facing fixed income investors is if the summer 2013 volatility was a sign of things to come. It is our view that Treasury levels will determine absolute levels of return for the high yield sector. If there is a large increase in Treasuries, we believe that spread levels should make high yield one of the better suited areas to absorb that rate movement.

Longer term, we believe we are entering a period of potentially years where rising Treasury yields will confront investors. As a result, we believe that portfolio construction will be increasingly important for investors with duration taking on an increasing role in determining performance.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager'sviews are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors High Income Fund.

High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**1.0%**
Industrials	0.4%
Financials	0.3%
Energy	0.2%
Materials	0.1%
Utilities	0.0%
Consumer Discretionary	0.0%
Warrants	**0.0%**
Bonds	**95.6%**
Corporate Debt Securities	78.7%
Loans	16.9%
Cash and Cash Equivalents	**3.4%**

Quality Weightings

Investment Grade	**0.5%**
BBB	0.5%
Non-Investment Grade	**95.1%**
BB	11.5%
B	48.0%
CCC	33.0%
Non-rated	2.6%
Cash and Cash Equivalents and Equities	**4.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	17/540	4
3 Year	2/457	1
5 Year	50/392	13
10 Year	49/263	19

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

High Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
High Income Fund, Class A Shares(1) $20,827
BofA Merrill Lynch US High Yield Index $23,052
Lipper High Yield Funds Universe Average $20,677
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-13	4.62%	5.78%	10.15%	11.33%
5-year period ended 9-30-13	11.31%	11.32%	11.75%	13.00%
10-year period ended 9-30-13	7.61%	7.14%	7.32%	8.58%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp, Class B (A)	–*	$ 121
Gas Utilities – 0.0%		
Suburban Propane Partners, L.P.	19	870
Oil & Gas Storage & Transportation – 0.2%		
Inergy Midstream, L.P.	74	1,642
Inergy, L.P.	172	2,370
		4,012
Railroads – 0.1%		
Kansas City Southern	27	2,975
Trading Companies & Distributors – 0.3%		
HD Supply Holdings, Inc. (A)	240	5,272
TOTAL COMMON STOCKS – 0.6%		**$13,250**
(Cost: $9,254)		

PREFERRED STOCKS		
Consumer Finance – 0.3%		
Ally Financial Inc., 8.125%	128	3,424
Ally Financial Inc., 8.500%	102	2,741
		6,165
Steel – 0.1%		
ArcelorMittal, 6.000% Convertible	97	2,096
TOTAL PREFERRED STOCKS – 0.4%		**$ 8,261**
(Cost: $8,019)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (B)	7	850
TOTAL WARRANTS – 0.0%		**$ 850**
(Cost: $408)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.3%		
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12–15–20 (C)	$6,729	6,914
Agricultural Products – 0.9%		
American Seafoods Group LLC, 10.750%, 5–15–16 (C)	8,692	9,040
Agricultural Products (Continued)		
ASG Consolidated LLC, 15.000%, 5–15–17 (C)(D)	$ 10,527	$10,658
		19,698
Air Freight & Logistics – 1.0%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	18,440	20,653
Alternative Carriers – 1.2%		
Level 3 Communications, Inc., 8.875%, 6–1–19	2,466	2,639
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6–1–20	12,173	12,296
Level 3 Financing, Inc.:		
8.125%, 7–1–19	9,734	10,415
8.625%, 7–15–20	1,962	2,143
		27,493
Application Software – 0.3%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (C)	6,595	6,710
Auto Parts & Equipment – 2.5%		
Affinia Group Intermediate Holdings Inc., 7.750%, 5–1–21 (C)	1,535	1,573
IDQ Acquisition Corp., 14.000%, 10–1–17 (C)(D)	8,407	8,785
IDQ Holdings, Inc., 11.500%, 4–1–17 (C)	15,628	16,840
Schaeffler Finance B.V., 4.750%, 5–15–21 (C)	2,846	2,761
Schaeffler Holding Finance B.V.:		
6.875%, 8–15–18 (C)(D)(E)	EUR8,458	11,986
6.875%, 8–15–18 (C)(D)	$ 11,083	11,609
		53,554
Automobile Mfg./Vehicle Parts – 0.3%		
General Motors Co.:		
4.875%, 10–2–23 (C)	2,341	2,288
6.250%, 10–2–43 (C)	3,902	3,844
		6,132
Automotive Manufacturers – 0.3%		
Jaguar Land Rover plc, 5.625%, 2–1–23 (C)	5,542	5,417
Automotive Retail – 0.4%		
Sonic Automotive, Inc., 5.000%, 5–15–23	9,209	8,426
Broadcasting – 1.8%		
Cumulus Media Inc., 7.750%, 5–1–19	14,630	15,179
WideOpenWest Finance, LLC and WideOpenWest CapitalCorp.:		
10.250%, 7–15–19	13,075	14,186
13.375%, 10–15–19	7,606	8,614
		37,979
Building Products – 2.2%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (C)	$ 7,986	$ 8,116
HD Supply, Inc.:		
7.500%, 7–15–20 (C)	8,649	8,963
11.500%, 7–15–20	13,791	16,445
Ply Gem Industries, Inc., 8.250%, 2–15–18 (C)	10,488	11,064
		44,588
Cable & Satellite – 1.5%		
Cablevision Systems Corporation, 5.875%, 9–15–22	11,820	11,584
CCO Holdings, LLC and CCO Holdings Capital Corp., 5.750%, 1–15–24	7,871	7,438
DISH DBS Corporation:		
6.750%, 6–1–21	4,164	4,377
5.000%, 3–15–23	1,582	1,467
LYNX I Corp., 5.375%, 4–15–21 (C)	2,020	1,970
LYNX II Corp., 6.375%, 4–15–23 (C)	606	603
Nara Cable Funding Limited, 8.875%, 12–1–18 (C)	1,662	1,753
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (C)	3,178	3,321
		32,513
Casinos & Gaming – 0.3%		
MCE Finance Limited, 5.000%, 2–15–21 (C)	5,884	5,649
Coal & Consumable Fuels – 0.3%		
Arch Coal, Inc., 9.875%, 6–15–19 (C)	6,811	6,062
Commodity Chemicals – 0.7%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (C)(D)	13,707	13,981
Communications Equipment – 1.0%		
Eagle Midco, Inc., 9.000%, 6–15–18 (C)(D)	20,330	20,432
Construction Materials – 0.9%		
Headwaters Incorporated, 7.625%, 4–1–19	1,627	1,708
Headwaters Incorporated, Convertible, 8.750%, 2–1–16	7,975	8,733
Hillman Group, Inc. (The), 10.875%, 6–1–18	8,536	9,219
		19,660

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 3.1%		
Creditcorp, 12.000%, 7–15–18 (C)	$ 10,640	$10,427
General Motors Financial Company, Inc.:		
3.250%, 5–15–18 (C)	3,927	3,819
4.250%, 5–15–23 (C)	2,356	2,153
MISA Investments Limited, 8.625%, 8–15–18 (C)	10,974	11,056
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (C)	11,159	11,745
Speedy Group Holdings Corp., 12.000%, 11–15–17 (C)	4,107	4,271
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6–15–18 (D)	21,543	23,320
		66,791
Containers – 0.4%		
BOE Merger Corporation, 9.500%, 11–1–17 (C)(D)	7,380	7,675
Data Processing & Outsourced Services – 1.8%		
Alliance Data Systems Corporation:		
5.250%, 12–1–17 (C)	15,200	15,580
6.375%, 4–1–20 (C)	24,115	24,960
		40,540
Distillers & Vintners – 0.5%		
Constellation Brands, Inc.:		
3.750%, 5–1–21	3,147	2,907
4.250%, 5–1–23	7,973	7,315
		10,222
Distributors – 0.3%		
LKQ Corporation, 4.750%, 5–15–23 (C)	6,512	6,040
Diversified Banks – 0.5%		
Bank of America Corporation:		
8.000%, 12–29–49	9,050	9,842
8.125%, 12–29–49	1,499	1,645
		11,487
Diversified Capital Markets – 0.8%		
Patriot Merger Corp., 9.000%, 7–15–21 (C)	17,030	17,541
Diversified Chemicals – 0.2%		
Kinove German Bondco GmbH, 10.000%, 6–15–18 (C)(E)	EUR3,131	4,702
Diversified Metals & Mining – 1.6%		
American Gilsonite Holding Company, 11.500%, 9–1–17 (C)	$ 8,864	9,063
Diversified Metals & Mining (Continued)		
FMG Resources Pty Ltd.:		
6.000%, 4–1–17 (C)	$ 2,347	$ 2,406
6.875%, 2–1–18 (C)	1,700	1,777
8.250%, 11–1–19 (C)	3,145	3,389
6.875%, 4–1–22 (C)	17,168	17,167
		33,802
Diversified Support Services – 0.4%		
Nexeo Solutions, LLC, 8.375%, 3–1–18	9,445	9,398
Education Services – 1.9%		
Laureate Education, Inc., 9.250%, 9–1–19 (C)	37,589	40,596
Electric Utilities – 0.3%		
Alliant Holdings, 7.875%, 12–15–20 (C)	6,654	6,787
Electronic Components – 0.5%		
WireCo WorldGroup Inc., 9.500%, 5–15–17	10,658	11,031
Electronic Manufacturing Services – 0.6%		
KEMET Corporation, 10.500%, 5–1–18	15,385	13,693
Finance – 1.9%		
Stearns Holdings Inc., 9.375%, 8–15–20 (C)	9,611	9,803
TMX Finance LLC and TitleMax Finance Corporation, 8.500%, 9–15–18 (C)	22,249	23,250
TransUnion Holding Company, Inc., 8.125%, 6–15–18 (D)	6,610	7,007
		40,060
Food Distributors – 4.5%		
Hawk Acquisition Sub, Inc., 4.250%, 10–15–20 (C)	3,818	3,641
Michael Foods Holding, Inc., 8.500%, 7–15–18 (C)(D)	20,822	21,603
Simmons Foods, Inc., 10.500%, 11–1–17 (C)	11,793	12,353
Sun Merger Sub, Inc.:		
5.250%, 8–1–18 (C)	3,267	3,349
5.875%, 8–1–21 (C)	3,267	3,312
U.S. Foodservice, Inc., 8.500%, 6–30–19	34,177	36,014
Viskase Companies, Inc., 9.875%, 1–15–18 (C)	14,452	15,319
		95,591
Food Retail – 0.3%		
Pantry, Inc., (The), 8.375%, 8–1–20	5,182	5,467
Gaming – 1.1%		
New Cotai, LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (C)(D)	18,602	18,602
Gaming (Continued)		
Pinnacle Entertainment, Inc. and PNK Finance Corp., 6.375%, 8–1–21 (C)	$ 3,662	$ 3,735
		22,337
Health Care Equipment – 0.7%		
DJO Finance LLC and DJO Finance Corporation, 9.750%, 10–15–17	2,580	2,606
Immucor, Inc., 11.125%, 8–15–19	11,875	13,062
		15,668
Health Care Facilities – 3.5%		
Chiron Merger Sub, Inc., 12.500%, 11–1–19	4,189	4,378
ConvaTec Finance International S.A., 8.250%, 1–15–19 (C)(D)	15,236	15,236
Kindred Healthcare, Inc., 8.250%, 6–1–19	4,325	4,606
Physio-Control International, Inc., 9.875%, 1–15–19 (C)	5,400	6,048
Tenet Healthcare Corporation:		
6.750%, 2–1–20	6,592	6,576
6.000%, 10–1–20 (C)	7,009	7,167
8.125%, 4–1–22 (C)	17,022	17,767
6.875%, 11–15–31	13,861	11,747
		73,525
Health Care Services – 2.1%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (C)	25,322	27,474
Truven Health Analytics, 10.625%, 6–1–20	16,220	17,680
		45,154
Home Furnishings – 0.7%		
Empire Today, LLC and Empire Today Finance Corp., 11.375%, 2–1–17 (C)	17,851	14,482
Hotels & Gaming – 0.9%		
Hilton Worldwide Finance, LLC, 5.625%, 10–15–21 (C)	18,815	18,862
Industrial – Other – 0.1%		
MasTec, Inc., 4.875%, 3–15–23	2,163	2,028
Industrial Machinery – 0.3%		
Dynacast International LLC and Dynacast Finance Inc., 9.250%, 7–15–19	3,303	3,617
Gardner Denver, Inc. and Renaissance Acquisition Corp., 6.875%, 8–15–21 (C)	3,814	3,766
		7,383

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 0.2%		
CenturyLink, Inc., 5.625%, 4–1–20	$ 3,363	$ 3,283
Investment Banking & Brokerage – 1.2%		
GFI Group Inc., 10.375%, 7–19–18	9,873	9,898
Isabelle Acquisition Sub Inc., 10.000%, 11–15–18 (D)	13,491	14,739
		24,637
IT Consulting & Other Services – 0.9%		
BMC Software Finance, Inc., 8.125%, 7–15–21 (C)	7,002	7,264
Flextronics International Ltd., 5.000%, 2–15–23	6,327	6,011
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19	6,206	6,454
		19,729
Leasing – 0.3%		
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (C)	6,703	6,938
Leisure Facilities – 1.1%		
Palace Entertainment Holdings, LLC, 8.875%, 4–15–17 (C)	11,148	11,343
Regal Entertainment Group, 5.750%, 2–1–25	7,124	6,572
Viking Cruises, Ltd., 8.500%, 10–15–22 (C)	5,134	5,686
		23,601
Life Sciences Tools & Services – 0.6%		
VWR Funding, Inc., 7.250%, 9–15–17	12,352	13,031
Lodging – 0.3%		
Ryman Hospitality Properties, Inc., 5.000%, 4–15–21 (C)	5,952	5,580
Metal & Glass Containers – 1.9%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (C)	10,778	11,074
BOE Intermediate Holding Corporation, 9.000%, 11–1–17 (C)(D)	3,794	3,965
Consolidated Container Company LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (C)	23,752	25,415
		40,454
Movies & Entertainment – 0.2%		
Carmike Cinemas, Inc., 7.375%, 5–15–19	3,876	4,176
Oil & Gas Equipment & Services – 0.4%		
Global Geophysical Services, Inc.: 10.500%, 5–1–17	$ 9,486	$ 7,863
Oil & Gas Exploration & Production – 0.5%		
Chesapeake Energy Corporation, 5.750%, 3–15–23	5,494	5,507
Sabine Pass Liquefaction, LLC:		
5.625%, 2–1–21 (C)	4,106	4,019
5.625%, 4–15–23 (C)	1,339	1,284
		10,810
Oil & Gas Refining & Marketing – 4.2%		
Energy Partners Ltd., 8.250%, 2–15–18	18,274	19,280
EP Energy, 9.375%, 5–1–20	4,802	5,402
EP Energy LLC and Everest Acquisition Finance Inc., 7.750%, 9–1–22	1,591	1,726
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (C)	18,430	18,637
Offshore Group Investment Limited:		
7.500%, 11–1–19	12,750	13,419
7.125%, 4–1–23	4,652	4,536
PetroBakken Energy Ltd., 8.625%, 2–1–20 (C)	1,395	1,353
Samson Investment Company, 10.250%, 2–15–20 (C)(F)	14,158	15,007
Shelf Drilling Holdings, Ltd., 8.625%, 11–1–18 (C)	9,417	10,006
		89,366
Oil Services – 0.8%		
Foresight Energy LLC and Foresight Energy Finance Corporation, 7.875%, 8–15–21 (C)	7,797	7,797
Whiting Petroleum Corporation:		
5.000%, 3–15–19	4,410	4,421
5.750%, 3–15–21	3,931	4,039
5.750%, 3–15–21 (C)	500	511
		16,768
Packaged Foods & Meats – 0.6%		
Bumble Bee Foods, LLC, 9.625%, 3–15–18 (C)(D)	12,825	13,338
Paper & Forest Products – 0.1%		
Neenah Paper, Inc., 5.250%, 5–15–21 (C)	2,000	1,910
Paper Packaging – 0.7%		
Reynolds Group Holdings Limited:		
9.000%, 4–15–19	10,190	10,700
9.875%, 8–15–19	2,193	2,379
8.250%, 2–15–21	1,632	1,644
		14,723
Pharmaceuticals – 0.5%		
Jaguar Holding Co I, 9.375%, 10–15–17 (C)(D)	$ 9,535	$10,083
Precious Metals & Minerals – 0.4%		
Prince Mineral Holding Corp, 11.500%, 12–15–19 (C)	8,039	8,562
Property & Casualty Insurance – 0.2%		
Hockey Merger Sub 2 Inc., 7.875%, 10–1–21 (C)	3,333	3,337
Real Estate Investment Trust – 0.2%		
CBRE Services, Inc., 5.000%, 3–15–23	3,947	3,700
Restaurants – 1.8%		
Carrols Restaurant Group, Inc., 11.250%, 5–15–18	8,505	9,568
Dave & Buster's, Inc., 0.000%, 2–15–16 (C)(G)	26,665	21,466
NPC International, Inc., 10.500%, 1–15–20	6,467	7,372
		38,406
Retail Stores – 2.4%		
Hot Topic, Inc., 9.250%, 6–15–21 (C)	5,518	5,670
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (C)(D)	24,622	25,298
Michaels FinCo Holdings, LLC, 7.500%, 8–1–18 (C)(D)	13,000	13,163
PC Nextco Holdings, LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (C)(D)	5,028	5,028
PETCO Holdings Inc, 8.500%, 10–15–17 (C)(D)	4,561	4,629
		53,788
Satellite – 0.4%		
Sirius XM Radio Inc.:		
5.875%, 10–1–20 (C)	4,984	5,028
4.625%, 5–15–23 (C)	3,438	3,137
		8,165
Semiconductor Equipment – 0.1%		
Photronics, Inc., Convertible, 3.250%, 4–1–16	975	1,085
Semiconductors – 0.2%		
Freescale Semiconductor, Inc., 8.050%, 2–1–20	3,698	3,892
Service – Other – 2.3%		
Ancestry.com Holdings LLC, 9.625%, 10–15–18 (C)(D)	3,928	3,928
Bankrate, Inc., 6.125%, 8–15–18 (C)	5,510	5,496
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	18,431	18,339

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other (Continued)		
Emdeon, Inc., 11.000%, 12–31–19	$ 11,571	$13,176
Nielsen Finance, 5.500%, 10–1–21 (C)	7,936	7,946
		48,885
Specialized Consumer Services – 2.1%		
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (C)	9,858	9,957
7.500%, 6–15–19 (C)(E)	EUR8,660	12,243
ServiceMaster Company (The), 8.000%, 2–15–20	$ 22,291	22,068
		44,268
Specialized Finance – 1.6%		
CNG Holdings, Inc., 9.375%, 5–15–20 (C)	1,989	1,840
Consolidated Communications Finance Co., 10.875%, 6–1–20	8,290	9,492
International Lease Finance Corporation:		
3.875%, 4–15–18	1,091	1,054
5.875%, 4–1–19	4,185	4,358
4.625%, 4–15–21	1,091	1,010
5.875%, 8–15–22	5,766	5,680
WM Holdings Finance Corp., 13.750%, 10–1–19	8,505	10,057
		33,491
Specialized REITs – 1.1%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19	22,832	23,403
Specialty Stores – 1.5%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21 (C)	12,691	11,866
New Academy Finance Co LLC, 8.000%, 6–15–18 (C)(D)	11,937	12,236
Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (C)(D)	8,743	8,524
		32,626
Steel – 0.2%		
Severstal Columbus LLC, 10.250%, 2–15–18	4,300	4,569
Technology – 1.1%		
Artesyn Escrow, Inc., 9.750%, 10–15–20 (C)	5,185	5,185
Atlantis Merger Sub, Inc. and SoftBrands, Inc., 11.500%, 7–15–18	6,520	7,531
J2 Global, Inc., 8.000%, 8–1–20	7,183	7,721
VeriSign, Inc., 4.625%, 5–1–23 (C)	2,835	2,665
		23,102

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Distributors – 0.9%		
Sophia, L.P. and Sophia Finance, Inc., 9.750%, 1–15–19 (C)	$16,742	$ 18,165
Textiles – 0.3%		
Quiksilver, Inc. and QS Wholesale, Inc.:		
7.875%, 8–1–18 (C)	2,736	2,852
10.000%, 8–1–20 (C)	3,648	3,840
		6,692
Thrifts & Mortgage Finance – 0.9%		
Provident Funding Associates, L.P. and PFG Finance Corp.:		
10.125%, 2–15–19 (C)	6,532	7,218
6.750%, 6–15–21 (C)	12,395	12,457
		19,675
Tobacco – 0.2%		
Sun Products Corporation, 7.750%, 3–15–21 (C)	5,130	4,720
Wireless – 0.8%		
Sprint Corporation:		
7.250%, 9–15–21 (C)	7,863	7,942
7.875%, 9–15–23 (C)	7,863	8,020
		15,962
Wireless Telecommunication Service – 0.6%		
Digicel Group Limited:		
10.500%, 4–15–18 (C)	5,452	5,887
8.250%, 9–30–20 (C)	1,643	1,701
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (C)	4,060	4,314
		11,902
TOTAL CORPORATE DEBT SECURITIES – 78.7%		**$1,671,408**
(Cost: $1,628,411)		

LOANS	Principal	Value
Apparel Retail – 0.9%		
True Religion Apparel, Inc.:		
5.875%, 7–29–19 (F)	15,612	14,688
11.000%, 1–29–20 (F)	4,764	4,526
		19,214
Application Software – 1.9%		
Misys plc and Magic Newco, LLC:		
0.000%, 6–12–19 (F)	4,468	5,123
12.000%, 6–12–19 (F)	32,879	37,701
		42,824
Casinos & Gaming – 0.1%		
Centaur Acquisition, LLC, 8.750%, 1–31–20 (F)	1,467	1,474

LOANS (Continued)	Principal	Value
Chemicals – 0.2%		
Al Chem & Cy S.C.A., 8.250%, 3–12–20 (F)	$ 4,606	$ 4,710
Construction Materials – 0.6%		
Continental Building Products, LLC:		
4.500%, 8–15–20 (F)	7,795	7,776
0.000%, 2–15–21 (F)	1,480	1,477
8.500%, 2–15–21 (F)	2,538	2,532
		11,785
Diversified Chemicals – 0.2%		
MacDermid, Incorporated, 7.750%, 12–6–20 (F)	4,045	4,085
Diversified Real Estate Activities – 1.6%		
HLT Property Acquisition, LLC:		
4.183%, 11–12–16 (F)	11,750	11,706
4.433%, 11–12–16 (F)	21,760	21,678
		33,384
Diversified Support Services – 1.3%		
Advantage Sales & Marketing, Inc.:		
8.250%, 6–18–18 (F)	18,227	18,399
Sprint Industrial Holdings, LLC:		
7.000%, 4–23–19 (F)	7,982	8,012
11.250%, 4–23–19 (F)	2,636	2,629
		29,040
Food Distributors – 0.3%		
Performance Food Group, Inc., 6.250%, 11–17–19 (F)	6,270	6,184
Food Retail – 0.6%		
Focus Brands, Inc.: 10.250%, 8–21–18 (F)	13,764	13,971
Health Care Supplies – 0.6%		
Sage Products Holdings III, LLC, 9.250%, 6–13–20 (F)	11,579	11,840
Health Care Technology – 0.9%		
Carestream Health, Inc., 9.500%, 12–5–19 (F)	13,456	13,332
Merge Healthcare, Inc., 6.000%, 4–1–19 (F)	6,099	5,764
		19,096
Hotels & Gaming – 0.2%		
Hilton Worldwide Finance, LLC, 0.000%, 9–23–20 (F)	5,000	4,991
Hotels, Resorts & Cruise Lines – 0.1%		
Four Seasons Hotels Limited, 6.250%, 12–13–20 (F)	2,186	2,230
Hypermarkets & Super Centers – 0.3%		
BJ's Wholesale Club, Inc., 9.750%, 3–6–20 (F)	6,312	6,425

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

LOANS (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 1.0%		
Alinta Energy Finance PTY Limited:		
0.000%, 8–7–19 (F)	$ 479	$ 459
6.375%, 8–7–19 (F)	7,323	7,015
Texas Competitive Electric Holdings Company, LLC:		
4.682%, 10–10–17 (F)	13,122	8,822
4.766%, 10–10–17 (F)	6,417	4,315
		20,611
Internet Software & Services – 0.2%		
W3 Co., 9.250%, 8–21–20 (F)	3,342	3,400
IT Consulting & Other Services – 0.7%		
Triple Point Group Holdings, Inc.:		
5.250%, 7–11–20 (F)	8,225	7,979
9.250%, 7–11–21 (F)	6,665	6,298
		14,277
Leisure Facilities – 0.1%		
Northfield Park Associates LLC, 9.000%, 11–9–18 (F)	2,047	2,108
Metal & Glass Containers – 0.4%		
Evergreen Tank Solution, Inc., 9.500%, 9–11–18 (F)	9,455	9,407
Movies & Entertainment – 1.6%		
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10–16–19 (F)	26,358	27,446
Yonkers Racing Corporation, 8.750%, 7–22–20 (F)	4,727	4,680
		32,126
Oil & Gas Exploration & Production – 0.7%		
Chesapeake Energy Corporation, 5.750%, 12–2–17 (F)	1,411	1,434
Fieldwood Energy, LLC, 0.000%, 9–30–20 (F)	8,802	8,767

LOANS (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Sabine Oil & Gas LLC, 8.750%, 12–31–18 (F)	$ 3,609	$ 3,616
		13,817
Oil & Gas Refining & Marketing – 0.3%		
Offshore Group Investment Limited, 5.750%, 3–28–19 (F)	1,990	2,012
Samson Investment Company, 6.000%, 9–25–18 (F)	5,264	5,264
		7,276
Oil & Gas Storage & Transportation – 0.4%		
Bowie Resources Holdings, LLC:		
6.750%, 8–9–20 (F)	3,901	3,921
11.750%, 2–15–21 (F)	3,901	3,803
		7,724
Paper Packaging – 0.5%		
FPC Holdings, Inc., 9.250%, 5–16–20 (F)	7,863	7,248
Ranpak Corp., 8.500%, 4–10–20 (F)	2,836	2,893
		10,141
Research & Consulting Services – 0.9%		
AlixPartners, LLP, 9.000%, 7–2–21 (D)(F)	7,261	7,363
Larchmont Resources, LLC: 8.250%, 8–1–19 (F)	11,436	11,400
		18,763
Specialized Finance – 0.3%		
Orchard Acquisition Company, LLC, 9.000%, 2–4–19 (F)	8,435	8,467
TOTAL LOANS – 16.9%		**$359,370**
(Cost: $355,468)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.7%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB), 0.170%, 10–15–13 (H)	$5,000	$ 5,000
Campbell Soup Company, 0.110%, 10–11–13 (H)	4,200	4,200
CVS Caremark Corporation, 0.290%, 12–2–13 (H)	5,000	4,997
Hewlett-Packard Company, 0.350%, 10–24–13 (H)	6,000	5,999
L Air Liquide S.A., 0.190%, 11–27–13 (H)	5,000	4,998
Mondelez International, Inc., 0.220%, 10–17–13 (H)	9,000	8,999
St. Jude Medical, Inc., 0.090%, 10–1–13 (H)	2,026	2,026
		36,219
TOTAL SHORT-TERM SECURITIES – 1.7%		**$ 36,219**
(Cost: $36,220)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$2,089,358**
(Cost: $2,037,780)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		**35,644**
NET ASSETS – 100.0%		**$2,125,002**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $1,022,792 or 48.1% of net assets.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(G)Zero coupon bond.

(H)Rate shown is the yield to maturity at September 30, 2013.

High Income Fund *(in thousands)* SEPTEMBER 30, 2013

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	22,715	10-23-13	$—	$31

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 13,129	$ —	$ 121
Preferred Stocks	8,261	—	—
Warrants	—	850	—
Corporate Debt Securities	—	1,620,125	51,283
Loans	—	254,731	104,639
Short-Term Securities	—	36,219	—
Total	$ 21,390	$1,911,925	$ 156,043
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 31	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 10–1–12	$ —	$ 204	$ —	$ 65,180
Net realized gain (loss)	—	—	—	474
Net unrealized appreciation (depreciation)	(33)	—	6,745	(1,320)
Purchases	154	—	28,026	105,325
Sales	—	—	—	(30,421)
Amortization/Accretion of premium/discount	—	—	(82)	198
Transfers into Level 3 during the period	—	—	16,594	—
Transfers out of Level 3 during the period	—	(204)	—	(34,797)
Ending Balance 9–30–13	$ 121	$ —	$ 51,283	$104,639
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–13	$ (33)	$ —	$ 6,745	$ 1,779

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 121	Broker	Broker quotes
Corporate Debt Securities	51,283	Third-party valuation service	Broker quotes
Loans	104,639	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.


Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. He has managed the Fund since 2000 and has 25 years of industry experience.

Fiscal year performance

For the 12 Months Ended Sept. 30, 2013	
Municipal Bond Fund (Class A shares at net asset value)	–2.69%
Municipal Bond Fund (Class A shares including sales charges)	–6.83%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	–2.25%
Lipper General & Insured Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.41%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund underperformed its benchmark in fiscal 2013 due to Fund expenses as well as an overweighting in BBB-rated paper compared to the Fund's index.

Until early May 2013, Treasury yields were being dragged down to historic lows by the Federal Reserve's (Fed) unconventional monetary policy activities which were intended to depress interest rates in an effort to stimulate economic activity and push investors into risk assets. Stronger economic data and hints of tapering the Fed security purchases in late spring triggered a violent sell-off in Treasuries, which municipal bonds mirrored closely.

In mid-July, Detroit filed the largest default in municipal bond history, adding another layer of anxiety to a municipal bond market that was already under stress. Shortly thereafter negative headlines pointing out the dire fiscal situation in Puerto Rico exacerbated the selling pressure in the municipal space which was already reeling. Municipal debt fund redemptions to the tune of approximately $40 billion industry wide created a negative feedback loop, as lower net asset values (NAV) triggered selling, which depressed fund NAVs further, eventually driving municipal yields to levels that exceeded Treasury yields.

This presented an attractive entry point for many cross-over, non-traditional, and individual (non-fund) retail buyers, stabilizing the market in late-August/early-September. As the market began to recover, fund outflows slowed. Buying in the space intensified when the Fed surprised the world's financial markets by announcing that it would not begin tapering bond buying activities in September contrary to what was widely expected. Additional buying momentum came from flight-to-quality buying by nervous investors watching the chaos on Capitol Hill.

However, we do not feel that these recent events have reversed the ultimate move to higher rates. At some point, all of the Capitol Hill drama will be behind us, and the Fed will begin to shrink its balance sheet. It is not a question of if, but when.

Shorter duration

The Fund began the fiscal year positioned very defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 30-year bull market in bonds. Fund sensitivity to interest rates (option adjusted duration) was lowered to approximately 85% of the benchmark. This was achieved by holding a larger-than-normal cash position and increasing the Fund exposure to municipal floating rate notes and municipal auction rate notes to approximately 8.5% of the portfolio. The cash cushion proved to be a very valuable resource when fund redemptions materialized, as the manager was not forced to sell into an illiquid market. The shorter duration structure was a critical component in protecting shareholder assets when the market began to sell off aggressively in May through August. Portfolio turnover remained very low as we felt that the fund was structured appropriately entering the fiscal year.

Overall performance could have been enhanced had we chosen to add exposure to the outperforming high yield tobacco and corporate-backed, high yield industrial development revenue and pollution control revenue sectors. However, we are not willing to take what we believe to be excessive credit and duration risks in an effort to produce out-sized returns. Such returns historically have been unsustainable and subject investors to increased risk to the inevitable downside and a higher level of NAV volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

Looking ahead

We enter fiscal 2014 facing many of the same challenges that we faced entering fiscal 2013: negative headline risk, interest rate risk and political/tax risk. These are very trying and volatile times for investors. We not only need to contend with the timing and magnitude of the inevitable reduction of the Fed's balance sheet, but the chaos on Capitol Hill has also become a factor in the ultimate start of the Fed tapering activities. However, we remain cautiously optimistic that we are entering a global synchronous recovery. We also are very encouraged by the U.S. progress toward energy independence and the potential economic boost from a continued manufacturing renaissance.

We could be entering a challenging period for fixed income investors and total return expectations should probably be tempered to some degree. It is difficult to fathom the outsized total returns of the last few years continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low-yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, when rates begin to rise, we believe more attractive reinvestment opportunities will be available which may boost portfolio income. We feel that the Fund's laddered exposure inside of five-year maturities also will provide reinvestment opportunities at expected higher prevailing future rates.

We fully expect market volatility to remain elevated as a result of the risk-on/risk-off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed investor interest and confidence in the equity market, which would potentially result in less interest (liquidations) in the investment grade municipal bond space. We observed a minor rotation out of fixed income and into equities this summer, but it certainly wasn't the "great rotation" that some pundits have been warning about. While we believe that the bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of calendar 2013, into 2014, or even longer. We will remain proactive and vigilant in assessing any risk to the portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. We believe that inflation is not on the immediate horizon, but if it materializes it will eventually put upward pressure on long-term interest rates.

We fully anticipate an elevated level of negative headline risk in our market. However, we believe the municipal bond market is and will remain a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.6 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. The average 10-year cumulative default rate still remains low at 0.12% compared with 11.8% for corporate borrowers. We expect continued attacks on the municipal tax exemption in this very difficult fiscal environment where new sources of revenue will be explored and debated.

Given these crosscurrents, the high level of uncertainty on all fronts, and our aforementioned viewpoint on the eventual direction of interest rates, we expect to keep the interest rate sensitivity of the Fund lower than the benchmark. The Fund structure is somewhat bar-belled with a heavier concentration on the long-end of the yield curve and an overweight cash position to give us what we believe to be the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. We expect to continue holding overweight positions in low A and BBB investment grade credits. The primary factors driving our decision are the steep slope of the municipal yield curve, and a commitment to essentially a zero interest rate policy for the foreseeable future by the Fed. Going forward, we expect to keep the average credit quality of the fund in the A to AA range, while actively seeking relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will continue to search for trading opportunities to exploit in the high yield space. We believe that the Fund is well positioned relative to its peers entering the calendar fourth quarter of 2013. The objective of the Fund remains the same, to provide income that is not subject to Federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal Bond Fund.

Municipal Bond Fund

Asset Allocation

Bonds	**91.5%**
Municipal Bonds	91.5%
Cash and Cash Equivalents	**8.5%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	68/257	27
3 Year	106/225	47
5 Year	66/207	32
10 Year	39/161	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.8%**
AAA	3.5%
AA	30.1%
A	32.7%
BBB	18.5%
Non-Investment Grade	**6.7%**
BB	1.5%
Non-rated	5.2%
Cash and Cash Equivalents	**8.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Municipal Bond Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Municipal Bond Fund, Class A Shares(1) $14,357
S&P Municipal Bond Index $15,490
Lipper General & Insured Municipal Debt Funds Universe Average . . . $14,385
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C
1-year period ended 9-30-13	-6.83%	-7.45%	-3.50%
5-year period ended 9-30-13	5.02%	4.74%	5.02%
10-year period ended 9-30-13	3.68%	3.16%	3.20%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS	Principal	Value
Alabama – 0.6%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	$2,000	$ 2,131
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,815
		4,946
Alaska – 0.2%		
AK Intl Arpt Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	1,938
Arizona – 1.2%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	2,000	2,168
Coconino Cnty, AZ Pollutn Ctl Corp,, Pollutn Ctl Rfdg Rev Bonds (NV Power Co Proj), Ser 2006A, (Auction Rate Sec) (Insured by FGIC), 0.493%, 9–1–32 (A)	3,000	2,754
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	2,500	2,959
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,385
		10,266
California – 15.4%		
ABAG Fin Auth for Nonprofit Corp, Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,107
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,412
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.966%, 4–1–45 (A)	4,000	3,994
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.170%, 4–1–45 (A)	8,500	8,435

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12–1–16	$ 10	$ 12
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/ West), Ser 2009A, 5.750%, 9–1–39	2,250	2,415
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,242
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	4,000	4,001
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	1,000	1,129
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	2,085	2,238
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A, 5.000%, 1–1–22	1,500	1,519
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–33	1,000	904
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,745	1,704
6.350%, 7–1–46	970	973
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine, L.L.C.), Ser 2011, 5.000%, 5–15–21	170	186
CA Various Purp GO Bonds:		
5.250%, 11–1–13	1,000	1,004
6.000%, 2–1–15	3,000	3,232
5.250%, 2–1–19	1,915	1,918
5.000%, 2–1–22	7,000	7,105
5.250%, 9–1–26	3,500	3,944
5.500%, 4–1–28	3,000	3,081
5.250%, 10–1–29	2,500	2,672
5.750%, 4–1–31	5,000	5,561
6.000%, 3–1–33	1,000	1,156
5.000%, 4–1–37	4,300	4,445
6.000%, 11–1–39	4,500	5,181
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	8,000	8,389
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	837

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9–1–24	$2,000	$2,301
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp, 5.750%, 2–1–30	2,000	2,095
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd Tax Bonds), Ltd Tax Rfdg Bonds, Ser 2012A, 0.492%, 3–1–34 (A)	2,000	1,994
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds (Cap Apprec Bonds), Ser 1999 (Insured by NPFGC), 0.000%, 1–15–17 (B)	7,500	6,232
Golden State Tob Securitization Corp, Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–29	1,500	1,552
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	1,288
0.000%, 8–1–32 (B)	5,000	1,806
0.000%, 8–1–33 (B)	5,000	1,688
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	2,750	2,834
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,196
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,594
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	1,000	1,021
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A (Insured by NPFGC): 5.500%, 8–1–29	3,800	3,967
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28	500	549
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35	1,000	1,019
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	3,185	3,613

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	$1,000	$ 1,168
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	576
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30	1,000	1,097
The Metro Water Dist of Southn CA, Water Rev Bonds, 2003 Authorization, Ser B-2 (Insured by FGIC), 5.000%, 10–1–27	5,000	5,001
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5–15–34	3,500	3,745
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B (Insured by AMBAC), 5.500%, 5–15–20	1,500	1,522
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,135
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	2,185	2,211
		136,000
Colorado – 2.3%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	2,065	2,308
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,590	1,718
7.400%, 12–1–38	1,000	1,093
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,500	2,525
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008:		
5.500%, 11–1–18	270	322
5.500%, 11–1–27	730	820
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11-1-29	835	866
Colorado (Continued)		
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	$2,750	$ 2,782
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	3,073
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	4,553
		20,060
Connecticut – 0.4%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,756
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	995	996
		3,752
District Of Columbia – 1.0%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,250	2,424
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–16 (B)	6,500	6,002
		8,426
Florida – 6.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,521
Citizens Ppty Ins Corp, Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20	1,000	1,120
Citizens Ppty Ins Corp, Sr Secured Bonds, Ser 2012A-1, 1.320%, 6–1–15 (A)	4,500	4,548
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	3,600	4,055
Coral Gables, FL, Hlth Fac Auth, Hosp Rev Bonds (Baptist Hlth South FL Oblig Group), Ser 2004, 5.250%, 8–15–24	5,000	5,221
Florida (Continued)		
Halifax Hosp Med Ctr (Daytona Beach, FL), Hosp Rev Rfdg and Impvt Bonds, Ser 2006A, 5.250%, 6–1–26	$3,000	$ 3,042
Hillsborough Cnty Aviation Auth, FL, Tampa Intl Arpt, Rev Bonds, Ser 2003B, 5.000%, 10–1–20	2,000	2,007
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	4,322
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,629
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,500	2,606
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	1,500	1,671
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	2,500	2,936
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	5,000	5,870
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23	2,500	2,953
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	3,000	3,318
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,841
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,066
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	3,500	3,601
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	2,250	2,542
		58,869

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia – 1.6%		
Atlanta Arpt Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23	$2,000	$ 2,378
Atlanta Dev Auth Edu Fac, Rev Bonds (Panther Place, LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,500	3,550
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	2,500	2,595
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	1,500	1,513
Griffin, GA Combined Pub Util Rev Rfdg Bonds, Ser 2012, (Insured by AGM):		
3.000%, 1–1–16	1,050	1,100
3.000%, 1–1–17	500	528
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1–1–23	2,100	2,456
		14,120
Guam – 0.4%		
A.B. Won Pat, GU Intl Arpt Auth, Gen Rev Bonds, Ser 2003C (Insured by NPFGC), 5.375%, 10–1–20	3,305	3,305
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9–1–19	750	887
5.750%, 9–1–20	1,000	1,177
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	2,000	2,170
		4,234
Illinois – 3.6%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,500	1,351
Chicago GO Bonds, Proj Ser 2011A, 5.250%, 1–1–35	1,300	1,267
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008:		
5.750%, 6–1–18	380	455
5.750%, 6–1–28	620	661
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	2,500	2,656
Illinois (Continued)		
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–30	$2,500	$ 2,941
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	2,738
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C. - Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	2,000	2,100
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	8,750	8,583
IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26	1,700	1,860
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	3,000	3,040
Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (B)	2,000	342
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	3,080	3,742
		31,736
Indiana – 1.1%		
IN State Office Bldg Comsn, Capitol Complex Rev Bonds (Senate Avenue Prkg Fac), Ser 1990A (Insured by NPFGC), 7.400%, 7–1–15	3,255	3,500
IN State Office Bldg Comsn, Capitol Complex Rev Bonds (State Office Bldg I Fac), Ser 1990B (Insured by NPFGC), 7.400%, 7–1–15	5,520	5,936
		9,436
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,028
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	2,500	2,888
Iowa (Continued)		
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	$2,145	$2,235
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	1,000	947
		7,098
Kansas – 0.8%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,226
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	3,000	3,154
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A-2 (Insured by GNMA/FNMA), 5.650%, 6–1–35	780	812
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2004A-4 (Insured by GNMA/FNMA), 5.625%, 6–1–36	340	345
Unif Govt of Wyandotte Cnty/ Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27	655	595
		7,132
Kentucky – 0.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	4,500	4,767
6.500%, 3–1–45	2,000	2,121
		6,888
Louisiana – 2.1%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,027
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,250	5,584

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	$1,000	$ 1,098
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20	2,040	2,303
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	1,000	1,106
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	1,500	1,709
New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12–1–25	1,500	1,606
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12–1–26	2,000	2,158
5.000%, 12–1–27	1,500	1,600
		18,191
Maine – 0.1%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12–1–39	1,215	1,285
Maryland – 1.0%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,768
MD Hlth and Higher Edu Fac Auth Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.952%, 5–15–38 (A)	5,560	5,557
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,467
		8,792
Massachusetts – 1.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	2,410	2,548

MUNICIPAL BONDS (Continued)	Principal	Value
Massachusetts (Continued)		
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	$ 725	$ 773
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	1,036
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,678
The Cmnwlth of MA, GO Bonds, Ser 2003D, 5.250%, 10–1–21	2,500	2,500
The Cmnwlth of MA, GO Rfdg Bonds (SIFMA Index Bonds), Ser 2013A, 0.430%, 2–1–17 (A)	6,000	5,968
		14,503
Michigan – 2.1%		
Board of Trustees of Grand Vly, State Univ, Gen Rev Bonds, Ser 2009, 5.750%, 12–1–34	1,000	1,079
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33 (C)	2,000	2,148
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011-A, 5.750%, 7–1–37 (C)	1,500	1,442
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,250	4,341
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	3,950	4,720
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,115
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, 6.000%, 10–15–38	2,000	2,225
		18,070
Minnesota – 0.6%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	2,028

MUNICIPAL BONDS (Continued)	Principal	Value
Minnesota (Continued)		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11–15–32	$1,000	$ 1,152
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	2,000	2,243
		5,423
Missouri – 2.0%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3–1–25	1,000	1,036
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	2,265	2,251
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,250	2,321
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A:		
5.500%, 6–1–34	1,000	1,035
5.750%, 6–1–39	1,000	1,041
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,300	2,306
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO-Events Ctr Proj), Ser 2009A, 6.625%, 4–1–14	2,000	2,064
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO-Events Ctr Proj), Ser 2009F, 6.250%, 4–1–14	2,000	2,060
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	2,500	2,594
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7–15–36 (B)	2,350	670
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	2,000	140
		17,518

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bds (Immanuel Oblig Grp), Ser 2010, 5.625%, 1–1–40	$1,000	$1,025
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,233
Overton Power Dist No. 5, Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	2,072
Redev Agy of Mesquite, NV, Tax Incr Rev Bonds, Ser 2009, 7.375%, 6–1–24	1,000	1,012
		6,317
New Hampshire – 0.6%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	1,635	1,703
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	1,000	1,033
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	1,985	2,256
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2006A, 5.650%, 1–1–36	595	624
		5,616
New Jersey – 5.6%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004 (Insured by AMBAC):		
5.250%, 1–1–18	1,860	1,958
5.250%, 1–1–23	1,350	1,401
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21	2,500	2,915
Newark, NJ GO Sch Purp Rfdg Bonds, Ser 2002 (Insured by NPFGC), 5.375%, 12–15–13	2,000	2,021
Newark, NJ, Tax Appeal Rfdg Notes, Ser 2012E, 2.000%, 12–11–13	2,000	2,003

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty L.L.C. – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	$ 2,900	$ 3,095
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2004I, 5.250%, 9–1–24	2,250	2,355
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	2,545	2,867
NJ Econ Dev Auth, Sch Fac Constr Rfdg Notes (SIFMA Index Notes), Ser 2013I, 1.670%, 3–1–28 (A)	15,000	14,226
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,314
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12–1–19	1,385	1,529
5.500%, 12–1–21	1,145	1,289
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,546
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (B)	10,000	2,077
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22	3,500	4,095
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	1,000	1,192
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	2,500	2,952
		48,835
New Mexico – 0.3%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	685	735
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	1,495	1,539
		2,274

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 6.0%		
Battery Park City Auth, Jr Rev Bonds (Auction Rate Sec) Ser 2003C-1 (Insured by AGM), 0.360%, 11–1–33 (A)	$ 5,000	$4,613
Battery Park City Auth, Jr Rev Bonds (Auction Rate Sec), Ser 2003C-5 (Insured by AMBAC), 0.364%, 11–1–31 (A)	10,000	9,275
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2009A, 6.250%, 4–1–33	1,000	1,137
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp Proj), Ser 1985A (Insured by AMBAC), 0.448%, 12–1–23 (A)	4,350	4,080
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj) Sub Ser 1999A-1 (Insured by AMBAC), 0.105%, 5–1–34 (A)	8,000	6,759
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	2,675	1,681
0.000%, 3–1–26 (B)	2,685	1,553
0.000%, 3–1–27 (B)	2,500	1,355
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Series 2013I, 5.000%, 5–1–29	2,600	2,864
NYC, GO Bonds, Ser 2003A, 5.750%, 8–1–14	165	166
NYC, GO Bonds, Ser 2004D, 5.250%, 10–15–21	6,110	6,123
NYC, GO Bonds, Ser 2014D-1, 5.000%, 8–1–30	2,000	2,168
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	4,490	4,826
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	625	622
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	3,605	3,560

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Tob Stlmt Fin Corp, Asset-Bkd Rev Bonds (State Contingency Contract Secured), Ser 2003B-1C, 5.500%, 6–1–21	$2,000	$ 2,009
		52,791
North Carolina – 1.0%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2003C, 5.500%, 1–1–14	3,000	3,040
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,177
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	2,465	2,619
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	902
5.750%, 1–1–39	1,000	1,075
		8,813
Ohio – 1.4%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,119
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,180
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	4,500	4,768
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	1,000	1,040
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,069
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9–1–33	685	718
		11,894
Oklahoma – 0.2%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	$ 570	$ 587
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,118
		1,705
Oregon – 0.1%		
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7–1–22	1,000	1,117
Pennsylvania – 5.4%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	1,000	1,131
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	2,000	2,153
6.000%, 6–1–36	2,750	2,923
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,569
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35	750	780
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	2,500	2,702
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–16 (B)	4,000	3,846
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,250	2,307
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–15 (B)	8,500	8,132
Philadelphia Auth Indl Dev Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	2,600	2,670
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6–15–22	5,000	5,488
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	10,750	11,567
		47,268
Puerto Rico – 3.5%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	$1,500	$ 1,260
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	7,500	5,082
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A:		
5.000%, 7–1–28	1,000	840
6.000%, 7–1–44	5,300	3,961
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	3,500	2,665
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	4,250	3,173
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–33	5,000	4,171
PR Elec Power Auth, Power Rev Bonds, Ser ZZ, 5.250%, 7–1–24	2,680	2,098
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	1,750	1,256
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 0.000%, 8–1–16 (B)	5,000	3,724
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–19 (B)	4,500	2,543
		30,773
Rhode Island – 0.7%		
RI Hlth and Edu Bldg Corp, Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,741
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	3,955	4,357
		6,098
South Carolina – 0.5%		
SC Jobs-Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	4,015	4,428
South Dakota – 0.1%		
SD Hlth and Edu Fac Auth (Huron Rgnl Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16	1,100	1,183

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee – 1.2%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25	$ 750	$ 823
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7–1–19	2,220	2,558
5.750%, 7–1–20	1,330	1,536
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	3,000	3,064
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	2,500	2,745
		10,726
Texas – 12.3%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8–15–27	2,000	2,133
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,000	3,142
Cap Area Cultural Ed Fac Fin Corp, Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	1,000	1,057
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	2,500	2,995
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Bonds, Ser 2003A (Insured by NPFGC), 5.500%, 11–1–19	5,000	5,022
Dallas Independent Sch Dist (Dallas Cnty, TX) Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	2,906
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	2,844
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	3,195
Texas (Continued)		
Harris Cnty Hlth Fac Dev Corp, Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	$ 2,500	$ 2,658
Harris Cnty-Houston Sports Auth, Sr Lien Rev Bonds, Ser 2001G (Insured by NPFGC), 5.750%, 11–15–15	1,500	1,503
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
5.750%, 2–15–28	1,000	903
6.000%, 2–15–33	500	445
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.670%, 5–15–34 (A)	3,500	3,498
Lancaster Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2004 (Insured by AGM), 5.750%, 2–15–30	6,000	6,126
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 6.250%, 5–15–28	2,500	2,863
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	4,500	4,694
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	5,000	5,118
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	25,000	10,786
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8–15–39	1,000	1,054
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	4,000	3,990
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	2,846
Texas (Continued)		
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	$ 1,500	$ 1,714
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	2,000	2,164
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,181
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	2,250	2,581
7.000%, 6–30–40	5,000	5,533
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	2,500	2,619
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5–1–26	3,740	4,242
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC), 0.000%, 8–15–26 (B)	24,500	13,836
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-B, 1.250%, 8–15–42 (A)	4,500	4,517
		109,165
Vermont – 0.1%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37	470	483
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note-Diageo Proj), Ser 2009A, 6.750%, 10–1–37	1,000	1,099
Virginia – 0.7%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	2,500	2,835

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	$1,605	$ 1,829
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 6.375%, 1–1–36	1,675	1,751
		6,415
Washington – 2.5%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	2,250	2,373
Spokane Pub Fac Dist, Rgnl Proj, Spokane Pub Fac Dist, Hotel/Motel Tax and Sales/Use Tax Bonds, Ser 2003 (Insured by NPFGC), 5.750%, 12–1–19	1,665	1,681
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	1,000	1,076
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29	2,500	2,976
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	1,500	1,603
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	2,910	2,933
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B, 7.125%, 7–1–16	8,200	9,622
		22,264
West Virginia – 0.7%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	1,700	1,799
WV Infra GO Bonds, Ser 1999A (Insured by FGIC), 0.000%, 11–1–13 (B)	4,000	3,999
		5,798
Wisconsin – 0.5%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5–1–33	1,000	1,106
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39	$1,500	$ 1,530
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	2,000	2,173
		4,809
Wyoming – 0.2%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	675	646
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28	1,000	1,104
		1,750
TOTAL MUNICIPAL BONDS – 91.5%		**$804,634**
(Cost: $766,774)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (D)	366	366
Municipal Obligations – 8.1%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.040%, 10–1–13 (D)	9,100	9,100
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation), 0.050%, 10–1–13 (D)	2,100	2,100
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.060%, 10–1–13 (D)	5,000	5,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by United States Government), 0.070%, 10–7–13 (D)	2,500	2,500
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.070%, 10-7-13 (D)	$ 400	$ 400
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.070%, 10–7–13 (D)	850	850
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.080%, 10–7–13 (D)	1,500	1,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.060%, 10–1–13 (D)	3,000	3,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 10–1–13 (D)	5,990	5,990
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 10–1–13 (D)	5,000	5,000
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.070%, 10–7–13 (D)	8,300	8,300
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.050%, 10–7–13 (D)	8,000	8,000
NYC GO Bonds, Fiscal 2008 Series L-4, 0.060%, 10–1–13 (D)	4,000	4,000
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.060%, 10–1–13 (D)	3,545	3,545

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.070%, 10–7–13 (D)	$3,549	$3,549
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.050%, 10–1–13 (D)	1,475	1,475
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.080%,10–1–13 (D)	3,940	3,940
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank, N.A.), 0.070%,10–7–13 (D)	$2,745	$ 2,745
		70,994
TOTAL SHORT-TERM SECURITIES – 8.1%		**$ 71,360**
(Cost: $71,360)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$875,994**
(Cost: $838,134)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**2,951**
NET ASSETS – 100.0%		**$878,945**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 777,153	$ 27,481
Short-Term Securities	—	71,360	—
Total	$ —	$ 848,513	$ 27,481

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 10–1–12	$ 4,909
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	(150)
Purchases	23,422
Sales	—
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(700)
Ending Balance 9–30–13	$27,481
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–13	$ (150)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security. There were no transfers between Levels 1 and 2 during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$27,481	Broker	Broker quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Municipal High Income Fund

(UNAUDITED)


Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2013. He has managed the Fund for since 2008 and has 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2013	
Municipal High Income Fund (Class A shares at net asset value)	–2.80%
Municipal High Income Fund (Class A shares including sales charges)	–6.93%
Benchmark(s) and/or Lipper Category	
Barclays Capital Municipal High Yield Index (reflects the performance of securities generally representing the high-yield municipal bond market)	–1.54%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–4.19%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

What had been strong inflows into high yield municipal bond funds reversed course in the second half of fiscal 2013. Large outflows accelerated in the last quarter of the fiscal year resulting in year-to-date negative flows of $40.4 billion for all municipal bond funds. High yield municipal bond funds lost just under $7 billion. With higher tax rates moving into 2014, we expect demand for high yield municipals to remain strong, however we believe there will be headwinds in the months to come. Recent reports on Puerto Rico, bankruptcy issues in Detroit and investors' fears of higher interest rates have put pressure on municipal bond prices.

Overall we expect supply in the municipal bond market to remain weak, with materially higher interest rates. Issuers have stepped away from issuing new debt. Likewise higher rates have caused municipalities to stop refinancing. Although we see choppy waters ahead for the next few months, we believe high-net-worth investors with patience could be rewarded.

Duration and credit management

Having a portfolio of high-coupon bonds priced to shorter call dates improved the Fund's performance compared against funds with longer maturity discounted structures during the second half of the fiscal year. Price moves in a rising interest rate environment are much less dramatic in a portfolio with most bonds priced above par to shorter call dates. The Fund's defensive structure, however, hampered performance during the first quarter of the fiscal year. Performance against the Fund benchmark was also further hampered by the Fund being underweight unsecured airline credits, which improved benchmark returns over the 12 month period.

While duration management is important for a bond fund, we believe credit selection is paramount when investing in a high-yield municipal bond fund. With the recent sell-off in the municipal bond market we have begun looking both at the new issue and secondary market. For the first time in a while we have become very constructive on the high yield municipal space and are much more bullish moving forward. We are now seeing yields on municipal bonds which in some cases are higher than taxable equivalents.

Looking ahead

Since the fiscal year ending September 30, 2013, we have begun to reposition the fund into a less defensive mode. We have begun the process lengthening duration versus the high-yield index and are aggressively seeking out long-dated, deeply-discounted bonds that are priced to longer maturities. We will continue purchasing deals in the new issue and secondary market as opportunities present themselves.

In the near term, we believe the market will be volatile as investors review their portfolio mix between fixed income and equities. We believe investors will continue to search for tax-exempt yield due to higher tax rates which should continue to provide demand for municipal debt. Continued headline risk, namely Puerto Rico, could cause short-term price volatility. We will continue to hold limited cash as we view current yields as extremely attractive. We will continue to maintain diversification across sectors and geographical regions.

Performance shown at NAV does not include the effect of sales charges. If reflected, the the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal High Income Fund.

Municipal High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Asset Allocation

Bonds	**96.3%**
Municipal Bonds	96.3%
Cash and Cash Equivalents	**3.7%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	8/121	7
3 Year	53/114	47
5 Year	14/91	16
10 Year	3/65	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**42.4%**
AA	2.8%
A	13.3%
BBB	26.3%
Non-Investment Grade	**53.9%**
BB	5.3%
B	3.6%
CCC	1.1%
Non-rated	43.9%
Cash and Cash Equivalents	**3.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Municipal High Income Fund

(UNAUDITED)


Municipal High Income Fund, Class A Shares(1) $15,528
Barclays Municipal High Yield Index $17,300
Lipper High Yield Municipal Debt Funds Universe Average $14,523
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C
1-year period ended 9-30-13	-6.93%	-7.47%	-3.58%
5-year period ended 9-30-13	5.46%	5.24%	5.49%
10-year period ended 9-30-13	4.50%	4.03%	4.04%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS	Principal	Value
Alabama – 0.2%		
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9–1–32	$ 1,000	$ 1,086
Arizona – 4.8%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.994%, 1–1–37 (A)	10,000	7,570
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	8,000	9,468
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,500	1,478
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–32	1,430	1,419
6.250%, 12–1–46	1,500	1,479
Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	1,380	1,352
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	2,000	2,183
La Paz Cnty, AZ, Indl Dev Auth, Indl Dev Rev Sr Lien, Imperial Rgnl Detention Fac Proj, 7.800%, 10–1–39	10,000	9,968
		34,917
California – 5.2%		
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,000	815
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,512
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8–1–29	2,225	2,588
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	2,995	2,925
6.350%, 7–1–46	1,705	1,711

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southrn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	$1,500	$ 1,644
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,077
Golden State Tob Securitization Corp, Tob Stlmt Asset–Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	5,000	3,503
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11–1–29	2,000	2,086
6.750%, 11–1–39	900	927
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,657
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,107
8.000%, 8–1–38	1,400	1,514
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	4,000	4,385
State Pub Works Board of CA, Lease Rev Bonds (Var Cap Proj), 2012 Ser G, 5.000%, 11–1–37	2,000	2,025
		37,476
Colorado – 8.4%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40	2,000	1,838
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	4,895	4,918
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,170	1,296
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	2,952
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,341

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	$5,975	$ 6,034
CO Hlth Fac Auth Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42	3,665	3,563
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	3,000	2,934
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1–1–37	1,000	889
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	5,000	5,127
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,000	4,054
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–37	7,300	6,546
Pine Bluffs Metro Dist, Douglas Cnty CO, GO Ltd Tax Bonds, Ser 2004, 3.480%, 12–1–24 (B)	3,325	1,844
Red Sky Ranch Metro Dist, Eagle Cnty, CO, GO Bonds, Ser 2003, 6.050%, 12–1–33	1,245	1,231
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,213
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	2,068	1,860
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	4,361	3,766
Valagua Metro Dist, Eagle Cnty, CO, GO Ltd Tax Bonds, Ser 2008, 7.750%, 12–1–37	3,000	1,718
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	3,385	3,261
		61,385

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut – 0.7%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	$4,500	$ 4,886
Florida – 3.1%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,275
6.750%, 11–1–39	2,250	2,269
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	4,000	4,249
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9–15–40	6,000	5,431
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012A, 6.000%, 6–15–32	2,600	2,341
FL Dev Fin Corp, Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	2,000	2,033
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at HealthPark FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	3,835	3,873
		22,471
Georgia – 0.6%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,000	2,018
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	660	668
7.400%, 1–1–34	1,725	1,737
		4,423
Guam – 0.4%		
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	2,700	2,852
Hawaii – 0.4%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	400	448
9.000%, 11–15–44	2,000	2,228
		2,676
Illinois – 10.5%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	$2,735	$2,460
5.700%, 5–1–36	2,500	2,251
Chicago Multi–Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	3,000	2,582
Cook Cnty, IL Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	8,500	8,609
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	2,300	2,369
IL Fin Auth Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5–15–46	2,500	2,343
IL Fin Auth, Multi–Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32	4,660	4,300
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj),Ser 2010A, 8.000%, 5–15–46	7,000	7,369
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,565	3,007
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	3,000	3,339
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,000	5,407
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–38	2,500	2,503
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,619
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	2,000	2,035
State of IL GO Bonds, 5.500%, 7–1–38	2,000	1,994
SW IL Dev Auth, Local Govt Prog Rev Bonds (Collinsville Ltd Incr Sales Tax Proj), Ser 2007, 5.350%, 3–1–31	4,440	3,183
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–18	$3,795	$ 4,635
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	1,025	1,087
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	3,360	3,343
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	1,987
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–16 (C)	7,385	5,564
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	2,500	2,613
		76,599
Indiana – 3.1%		
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47	6,250	6,167
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	1,795	1,801
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	1,240	1,274
IN Fin Auth, Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,500	1,699
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	2,000	2,149
Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	1,000	885
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,083
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	3,685	3,800
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	2,465	2,517
		22,375

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa – 0.6%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	$4,500	$ 4,541
Kansas – 2.3%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	3,942	3,339
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	2,920	3,048
Cert of Part in Rental Payments for Spring Hill Golf Corp, Ser 1998A:		
5.750%, 1–15–06 (B)	75	9
6.250%, 1–15–13 (B)	270	31
6.375%, 1–15–20 (B)	325	37
6.500%, 1–15–28 (B)	4,470	514
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	3,500	3,344
Lenexa, KS, Spl Oblig Tax Incr Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27 (B)	4,920	2,433
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	2,750	2,643
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	1,061
		16,459
Kentucky – 1.2%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	5,500	5,827
6.500%, 3–1–45	2,500	2,651
		8,478
Louisiana – 0.9%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,098
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	5,086
		6,184

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland – 0.6%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	$1,250	$ 1,263
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	3,000	3,113
		4,376
Massachusetts – 1.4%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42	4,000	4,341
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines,Inc., Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.258%, 1–1–31 (A)	7,500	5,963
		10,304
Michigan – 5.3%		
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,650	1,789
7.500%, 7–1–39	1,500	1,632
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	983
7.450%, 10–1–41	1,000	983
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A, 6.500%, 12–1–40	3,000	2,860
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	9,815	10,513
MI Tob Stlmt Fin Auth, Tob Stlmt Asset–Backed Bonds, Ser 2008A, 6.875%, 6–1–42	7,600	7,084
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.250%, 9–1–39	7,000	8,416
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	1,390	1,413
7.000%, 11–15–38	2,400	2,336
		38,009

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 8.4%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	$2,950	$3,128
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,000	2,079
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	2,200	2,202
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	514
6.125%, 12–1–36	675	513
Chillicothe, MO, Tax Incr Rev Bonds (South U.S. 65 Proj), Ser 2006:		
5.625%, 4–1–24	860	777
5.625%, 4–1–27	1,500	1,297
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.400%, 10–1–26	760	611
5.500%, 10–1–31	1,500	1,139
5.550%, 10–1–36	400	292
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10–1–30	1,500	1,652
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,500	2,507
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,600	2,540
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 7.000%, 4–1–28 (B)	5,700	3,956
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	2,985	2,899
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2004, 5.750%, 9–1–24	650	638
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	1,000	1,115
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	3,500	3,158

Municipal High Income Fund (in thousands) SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	$3,000	$2,950
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (C)	1,500	428
0.000%, 7–15–37 (C)	2,500	670
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4–1–27 (B)	1,250	618
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	1,500	1,386
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	2,900	2,698
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	2,500	1,889
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28 (B)	1,000	245
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	4,440	4,474
6.500%, 1–1–35	3,000	3,007
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,185	1,040
The Indl Dev Auth of Lee's Summit, MO, Sr Living Fac Rev Bonds (John Knox Vlg Oblig Group), Ser 2007A, 5.125%, 8–15–32	1,000	918
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (B)	4,000	280
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	3,000	3,051
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	$6,000	$ 5,994
		60,665
Nebraska – 1.4%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	8,000	8,018
5.000%, 9–1–42	2,000	1,916
		9,934
Nevada – 1.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	5,000	5,389
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,478
		8,867
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9–15–23	2,000	1,919
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	3,284
Tob Stlmt Fin Corp, Tob Stlmt Asset–Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	8,980	6,457
		11,660
New York – 2.0%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	1,500	832
6.700%, 1–1–43	5,000	2,773
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005, 7.750%, 8–1–31	3,500	3,888
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39	1,800	1,570
The Orange Co Funding Corp (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	6,015	5,153
		14,216
Ohio – 1.3%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	$3,500	$ 3,915
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40	1,250	1,295
Toledo–Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	3,875	3,926
		9,136
Oklahoma – 0.9%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,007
6.000%, 11–15–38	4,550	4,238
		6,245
Oregon – 1.4%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	4,000	4,734
Port of Portland, OR, Portland Intl Arpt, Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,000	5,444
		10,178
Pennsylvania – 1.8%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	3,000	3,394
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1–1–41	3,000	2,636
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	6,540	5,647
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (B)	1,850	490
7.350%, 7–1–22 (B)	3,400	901
		13,068

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico – 2.0%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	$ 2,000	$ 1,566
5.500%, 7–1–39	3,750	2,542
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.250%, 7–1–40	2,000	1,392
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	6,000	4,876
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,000	4,321
		14,697
South Carolina – 0.8%		
SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	5,514
Tennessee – 0.7%		
Upper Cumberland Gas Util Dist (Cumberland Cnty, TN) Gas Sys Rev Rfdg Bonds, Ser 2005:		
6.800%, 5–1–19	1,765	1,774
6.900%, 5–1–29	3,750	3,606
		5,380
Texas – 16.7%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	1,833
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,200
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (C)	2,000	500
0.000%, 1–1–40 (C)	1,500	284
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	5,500	5,214
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11–1–44	5,000	4,969
Grand Prkwy Trans Corp, First Tier Toll Rev Bonds,Ser 2013A, 5.500%, 4–1–53	10,000	9,983
Grand Prkwy Trans Corp, Sub Tier Toll Rev Bonds, Ser 2013B (TELA Supported), 5.000%, 4–1–53	5,000	4,907
Texas (Continued)		
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	$3,000	$3,089
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	4,500	4,653
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A:		
5.250%, 2–15–14	700	703
5.250%, 2–15–15	710	717
5.500%, 2–15–27	1,500	1,386
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	1,600	1,387
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,091
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	5,280	6,071
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A, 6.625%, 7–1–36	6,000	6,071
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2007, 5.500%, 2–15–37	2,320	2,274
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	4,500	4,694
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 6.875%, 12–1–24	2,000	2,048
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	900	952
6.500%, 8–15–39	1,800	1,897
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	475	501
7.750%, 6–1–39	1,200	1,278
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	$6,000	$ 5,985
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	6,000	5,693
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	750	783
8.250%, 11–15–44	7,000	7,319
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	1,000	949
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	5,000	5,453
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	1,500	1,725
7.000%, 6–30–40	6,000	6,639
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	5,400	5,657
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	3,000	3,187
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	6,445	6,312
		121,404
Utah – 0.6%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A:		
5.300%, 6–1–28	2,000	2,107
5.500%, 6–1–37	2,000	2,082
		4,189
Virginia – 3.5%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
6.000%, 6–1–43	3,911	3,224
2.000%, 10–1–48	1,265	–*

Municipal High Income Fund (in thousands) SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	$4,930	$ 5,770
Marquis Cmnty Dev Auth, Rev Bonds, Ser 2007, 5.625%, 9–1–41	2,779	2,208
Marquis Comnty Dev Auth (VA), Rev Bonds, Ser 2007, 0.000%, 9–1–41 (C)	821	78
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A:		
6.000%, 1–1–25	1,050	1,037
6.125%, 1–1–35	3,640	3,407
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	2,175	2,164
VA Small Business Fin Auth Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	3,000	2,699
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco, LLC Proj), Ser 2012, 5.500%, 1–1–42	5,000	4,694
		25,281
Washington – 1.2%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	$2,250	$ 2,455
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	4,100	4,883
WA Hsng Fin Comsn, Nonprofit Hsng Rev And Rfdg Rev Bonds (Mirabella Proj), Ser 2012 C, 5.000%, 10–1–17	1,250	1,250
		8,588
Wisconsin – 0.5%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	1,500	1,246
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,000	1,062
6.125%, 6–1–39	1,000	1,056
		3,364
Wyoming – 0.6%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	4,000	4,296
TOTAL MUNICIPAL BONDS – 96.3%		**$696,179**
(Cost: $711,094)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.9%		
CVS Caremark Corporation, 0.180%, 10–4–13 (D)	$9,000	$ 9,000
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.070%, 10–7–13 (D)	3,000	3,000
Wisconsin Electric Power Co., 0.100%, 10–1–13 (D)	1,718	1,718
		13,718
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (E)	542	542
TOTAL SHORT–TERM SECURITIES – 2.0%		**$ 14,260**
(Cost: $14,260)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$710,439**
(Cost: $725,354)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		**11,809**
NET ASSETS – 100.0%		**$722,248**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Zero coupon bond.

(D)Rate shown is the yield to maturity at September 30, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$690,216	$ 5,963
Short-Term Securities	—	14,260	—
Total	$ —	$704,476	$ 5,963

During the period ended September 30, 2013, securities totaling $8,831 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,390,401	$1,299,786	$842,790	$346,511	$2,089,358	$875,994	$710,439
Investments at Value	**1,390,401**	**1,299,786**	**842,790**	**346,511**	**2,089,358**	**875,994**	**710,439**
Cash	1	10,941	1	322	1,930	2	1
Cash denominated in foreign currencies at value+	—	—	—	—	2,703	—	—
Investment securities sold receivable	—	—	—	—	50,499	—	—
Dividends and interest receivable	13,887	1,614	12,303	1,817	39,007	10,916	12,827
Capital shares sold receivable	1,687	29,244	885	386	3,014	756	528
Receivable from affiliates	—	3,528	—	—	—	—	—
Variation margin receivable	46	—	—	11	—	—	—
Prepaid and other assets	82	84	73	52	142	69	193
Total Assets	**1,406,104**	**1,345,197**	**856,052**	**349,099**	**2,186,653**	**887,737**	**723,988**
LIABILITIES							
Investment securities purchased payable	1,706	8,900	3,750	424	56,041	5,885	—
Capital shares redeemed payable	3,578	35,542	1,504	1,345	4,410	2,635	1,423
Distributions payable	—	84	—	18	433	—	98
Trustees and Chief Compliance Officer fees payable	183	211	83	66	201	138	99
Distribution and service fees payable	9	—*	6	2	14	6	5
Shareholder servicing fee payable	329	444	253	101	376	80	77
Investment management fee payable	18	14	14	4	32	12	10
Accounting services fee payable	22	21	18	10	22	18	14
Unrealized depreciation on forward foreign currency contracts	—	—	129	—	31	—	—
Other liabilities	71	38	33	19	91	18	14
Total Liabilities	**5,916**	**45,254**	**5,790**	**1,989**	**61,651**	**8,792**	**1,740**
Total Net Assets	**$1,400,188**	**$1,299,943**	**$850,262**	**$347,110**	**$2,125,002**	**$878,945**	**$722,248**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,369,606	$1,300,354	$859,234	$347,134	$2,026,569	$841,909	$757,085
Undistributed net investment income	2,499	—	3,993	—	(31)	2,745	942
Accumulated net realized gain (loss)	(2,951)	(411)	(7,398)	(616)	46,829	(3,569)	(20,864)
Net unrealized appreciation (depreciation)	31,034	—	(5,567)	592	51,635	37,860	(14,915)
Total Net Assets	**$1,400,188**	**$1,299,943**	**$850,262**	**$347,110**	**$2,125,002**	**$878,945**	**$722,248**
CAPITAL SHARES OUTSTANDING:							
Class A	215,372	1,290,480	204,952	60,894	232,673	117,775	148,593
Class B	1,008	1,568	1,103	397	1,475	147	351
Class C	2,260	8,306	3,219	1,216	6,153	2,524	5,787
Class Y	2,434	N/A	9,759	442	37,233	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.33	$1.00	$3.88	$5.51	$7.66	$7.30	$4.67
Class B	$6.33	$1.00	$3.88	$5.51	$7.66	$7.29	$4.67
Class C	$6.33	$1.00	$3.88	$5.51	$7.66	$7.29	$4.67
Class Y	$6.34	N/A	$3.88	$5.51	$7.66	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,356,365	$1,299,786	$848,219	$345,203	$2,037,780	$838,134	$725,354
Cash denominated in foreign currencies at cost	—	—	—	—	2,666	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 2,564	$ —	$ 987	$ —	$ —
Foreign dividend withholding tax	—	—	(93)	—	—	—	—
Interest and amortization from unaffiliated securities	52,557	3,071	42,642	10,238	168,024	38,900	45,472
Total Investment Income	**52,557**	**3,071**	**45,113**	**10,238**	**169,011**	**38,900**	**45,472**
EXPENSES							
Investment management fee	7,435	4,541	5,307	2,216	11,413	5,042	4,287
Distribution and service fees:							
Class A	3,885	—	2,011	1,041	4,256	2,401	1,996
Class B	82	17	52	28	125	13	18
Class C	181	59	135	96	430	228	329
Shareholder servicing fee:							
Class A	3,051	4,082	2,256	966	3,033	699	659
Class B	57	6	39	17	68	4	6
Class C	59	10	46	25	88	36	48
Class Y	46	N/A	62	22	372	N/A	N/A
Registration fees	118	108	88	75	118	89	94
Custodian fees	21	26	15	11	29	12	11
Trustees and Chief Compliance Officer fees	124	104	62	37	146	82	66
Accounting services fee	260	256	217	133	260	237	207
Professional fees	77	51	71	30	107	78	126
Other	125	162	69	46	158	62	53
Total Expenses	**15,521**	**9,422**	**10,430**	**4,743**	**20,603**	**8,983**	**7,900**
Less:							
Expenses in excess of limit	(202)	(6,578)	(176)	(252)	(250)	(325)	(224)
Total Net Expenses	**15,319**	**2,844**	**10,254**	**4,491**	**20,353**	**8,658**	**7,676**
Net Investment Income	**37,238**	**227**	**34,859**	**5,747**	**148,658**	**30,242**	**37,796**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	6,109	7	(6,561)	632	68,350	194	(977)
Futures contracts	1,222	—	—	292	—	—	—
Forward foreign currency contracts	—	—	(117)	—	(1,524)	—	—
Foreign currency exchange transactions	—	—	6	—	42	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(82,441)	—	(16,098)	(22,802)	(9,182)	(59,186)	(60,496)
Futures contracts	(3,002)	—	—	(716)	—	—	—
Forward foreign currency contracts	—	—	(306)	—	106	—	—
Foreign currency exchange transactions	—	—	(74)	—	76	—	—
Net Realized and Unrealized Gain (Loss)	**(78,112)**	**7**	**(23,150)**	**(22,594)**	**57,868**	**(58,992)**	**(61,473)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(40,874)**	**$ 234**	**$ 11,709**	**$(16,847)**	**$206,526**	**$(28,750)**	**$(23,677)**

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund Year ended 9-30-13	Bond Fund Year ended 9-30-12	Cash Management Year ended 9-30-13	Cash Management Year ended 9-30-12	Global Bond Fund Year ended 9-30-13	Global Bond Fund Year ended 9-30-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 37,238	$ 41,659	$ 227	$ 215	$ 34,859	$ 36,154
Net realized gain (loss) on investments	7,331	6,346	7	7	(6,672)	4,424
Net change in unrealized appreciation (depreciation)	(85,443)	47,317	—	—	(16,478)	24,036
Net Increase (Decrease) in Net Assets Resulting from Operations	**(40,874)**	**95,322**	**234**	**222**	**11,709**	**64,614**
Distributions to Shareholders From:						
Net investment income:						
Class A	(39,933)	(43,110)	(226)	(212)	(33,204)	(32,896)
Class B	(108)	(200)	—*	(1)	(157)	(220)
Class C	(304)	(380)	(1)	(2)	(445)	(509)
Class Y	(877)	(1,633)	N/A	N/A	(1,864)	(2,283)
Net realized gains:						
Class A	—	—	—	—	(4,805)	—
Class B	—	—	—	—	(35)	—
Class C	—	—	—	—	(83)	—
Class Y	—	—	N/A	N/A	(251)	—
Total Distributions to Shareholders	**(41,222)**	**(45,323)**	**(227)**	**(215)**	**(40,844)**	**(35,908)**
Capital Share Transactions	**(166,266)**	**183,215**	**232,913**	**(43,918)**	**24,210**	**(20,546)**
Net Increase (Decrease) in Net Assets	**(248,362)**	**233,214**	**232,920**	**(43,911)**	**(4,925)**	**8,160**
Net Assets, Beginning of Period	**1,648,550**	**1,415,336**	**1,067,023**	**1,110,934**	**855,187**	**847,027**
Net Assets, End of Period	**$1,400,188**	**$1,648,550**	**$1,299,943**	**$1,067,023**	**$850,262**	**$855,187**
Undistributed net investment income	$ 2,499	$ 2,009	$ —	$ —	$ 3,993	$ 4,761

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Government Securities Fund Year ended 9-30-13	Government Securities Fund Year ended 9-30-12	High Income Fund Year ended 9-30-13	High Income Fund Year ended 9-30-12
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 5,747	$ 8,061	$ 148,658	$ 123,975
Net realized gain on investments	924	3,869	66,868	29,447
Net change in unrealized appreciation (depreciation)	(23,518)	(889)	(9,000)	147,336
Net Increase (Decrease) in Net Assets Resulting from Operations	**(16,847)**	**11,041**	**206,526**	**300,758**
Distributions to Shareholders From:				
Net investment income:				
Class A	(6,774)	(8,708)	(125,972)	(111,495)
Class B	(14)	(36)	(792)	(985)
Class C	(81)	(121)	(2,846)	(2,261)
Class Y	(279)	(840)	(19,192)	(10,363)
Net realized gains:				
Class A	(2,196)	(3,706)	—	—
Class B	(15)	(40)	—	—
Class C	(53)	(87)	—	—
Class Y	(92)	(356)	—	—
Total Distributions to Shareholders	**(9,504)**	**(13,894)**	**(148,802)**	**(125,104)**
Capital Share Transactions	**(116,531)**	**34,533**	**235,118**	**254,332**
Net Increase (Decrease) in Net Assets	**(142,882)**	**31,680**	**292,842**	**429,986**
Net Assets, Beginning of Period	**489,992**	**458,312**	**1,832,160**	**1,402,174**
Net Assets, End of Period	**$ 347,110**	**$489,992**	**$2,125,002**	**$1,832,160**
Undistributed net investment income	$ —	$ —	$ (31)	$ —*

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund Year ended 9-30-13	Municipal Bond Fund Year ended 9-30-12	Municipal High Income Fund Year ended 9-30-13	Municipal High Income Fund Year ended 9-30-12
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 30,242	$ 31,695	$ 37,796	$ 36,506
Net realized gain (loss) on investments	194	276	(977)	(2,820)
Net change in unrealized appreciation (depreciation)	(59,186)	43,422	(60,496)	47,389
Net Increase (Decrease) in Net Assets Resulting from Operations	**(28,750)**	**75,393**	**(23,677)**	**81,075**
Distributions to Shareholders From:				
Net investment income:				
Class A	(28,700)	(31,258)	(36,410)	(35,382)
Class B	(26)	(42)	(64)	(87)
Class C	(495)	(476)	(1,233)	(1,085)
Class Y	N/A	N/A	N/A	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	N/A	N/A	N/A
Total Distributions to Shareholders	**(29,221)**	**(31,776)**	**(37,707)**	**(36,554)**
Capital Share Transactions	**(28,271)**	**132,347**	**(41,123)**	**117,992**
Net Increase (Decrease) in Net Assets	**(86,242)**	**175,964**	**(102,507)**	**162,513**
Net Assets, Beginning of Period	**965,187**	**789,223**	**824,755**	**662,242**
Net Assets, End of Period	**$878,945**	**$965,187**	**$ 722,248**	**$824,755**
Undistributed net investment income	$ 2,745	$ 1,724	$ 942	$ 853

See Accompanying Notes to Financial Statements.

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$6.67	$0.15	$(0.32)	$(0.17)	$(0.17)	$—	$(0.17)
Year ended 9-30-2012	6.46	0.18	0.23	0.41	(0.20)	—	(0.20)
Year ended 9-30-2011	6.42	0.17	0.06	0.23	(0.19)	—	(0.19)
Year ended 9-30-2010	6.13	0.15	0.37	0.52	(0.23)	—	(0.23)
Year ended 9-30-2009	5.87	0.23	0.28	0.51	(0.25)	—	(0.25)
Class B Shares							
Year ended 9-30-2013	6.66	0.07	(0.31)	(0.24)	(0.09)	—	(0.09)
Year ended 9-30-2012	6.45	0.10	0.23	0.33	(0.12)	—	(0.12)
Year ended 9-30-2011	6.42	0.10	0.05	0.15	(0.12)	—	(0.12)
Year ended 9-30-2010	6.13	0.07	0.38	0.45	(0.16)	—	(0.16)
Year ended 9-30-2009	5.87	0.17	0.28	0.45	(0.19)	—	(0.19)
Class C Shares							
Year ended 9-30-2013	6.66	0.09	(0.31)	(0.22)	(0.11)	—	(0.11)
Year ended 9-30-2012	6.45	0.12	0.23	0.35	(0.14)	—	(0.14)
Year ended 9-30-2011	6.42	0.12	0.04	0.16	(0.13)	—	(0.13)
Year ended 9-30-2010	6.13	0.08	0.38	0.46	(0.17)	—	(0.17)
Year ended 9-30-2009	5.87	0.18	0.28	0.46	(0.20)	—	(0.20)
Class Y Shares							
Year ended 9-30-2013	6.67	0.17	(0.31)	(0.14)	(0.19)	—	(0.19)
Year ended 9-30-2012	6.46	0.20	0.23	0.43	(0.22)	—	(0.22)
Year ended 9-30-2011	6.42	0.19	0.05	0.24	(0.20)	—	(0.20)
Year ended 9-30-2010	6.13	0.15	0.38	0.53	(0.24)	—	(0.24)
Year ended 9-30-2009	5.88	0.26	0.26	0.52	(0.27)	—	(0.27)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(3)	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$6.33	-2.48%	$1,365	0.94%	2.32%	0.95%	2.31%	28%
Year ended 9-30-2012	6.67	6.24	1,584	0.96	2.74	0.97	2.73	24
Year ended 9-30-2011	6.46	3.65	1,329	0.97	2.73	0.98	2.72	61
Year ended 9-30-2010	6.42	8.61	1,217	0.99	2.24	1.00	2.23	26
Year ended 9-30-2009	6.13	8.88	956	1.02	3.85	1.07	3.80	30
Class B Shares								
Year ended 9-30-2013	6.33	-3.70	6	2.20	1.06	—	—	28
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Year ended 9-30-2011	6.45	2.34	12	2.12	1.60	—	—	61
Year ended 9-30-2010	6.42	7.52	21	2.04	1.21	—	—	26
Year ended 9-30-2009	6.13	7.79	25	2.04	2.90	2.08	2.86	30
Class C Shares								
Year ended 9-30-2013	6.33	-3.35	14	1.84	1.42	—	—	28
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Year ended 9-30-2011	6.45	2.58	17	1.87	1.84	—	—	61
Year ended 9-30-2010	6.42	7.69	20	1.87	1.37	—	—	26
Year ended 9-30-2009	6.13	7.96	17	1.90	2.99	1.94	2.95	30
Class Y Shares								
Year ended 9-30-2013	6.34	-2.19	15	0.65	2.59	—	—	28
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24
Year ended 9-30-2011	6.46	3.94	57	0.68	3.00	—	—	61
Year ended 9-30-2010	6.42	8.94	4	0.69	2.57	—	—	26
Year ended 9-30-2009	6.13	9.06	19	0.69	4.18	0.73	4.14	30

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$1.00	$0.00	$0.00	0.00	$ —*	$—	$ —*
Year ended 9-30-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2011	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Class B Shares(4)							
Year ended 9-30-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2011	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.00	0.00	0.00	—*	—*	—*
Class C Shares(4)							
Year ended 9-30-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2011	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.00	0.00	0.00	—*	—*	—*

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Class B and Class C are not available for direct investments.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 9-30-2013	$1.00	0.02%	$1,290	0.25%	0.02%	0.82%	-0.55%
Year ended 9-30-2012	1.00	0.02	1,060	0.32	0.02	0.83	-0.49
Year ended 9-30-2011	1.00	0.02	1,097	0.34	0.02	0.79	-0.43
Year ended 9-30-2010	1.00	0.14	1,221	0.62	0.10	0.77	-0.05
Year ended 9-30-2009	1.00	1.16	1,234	0.73	1.16	—	—
Class B Shares[4]							
Year ended 9-30-2013	1.00	0.02	2	0.26	0.02	1.33	-1.05
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Year ended 9-30-2011	1.00	0.02	4	0.34	0.02	1.81	-1.45
Year ended 9-30-2010	1.00	0.09	7	0.70	0.07	1.72	-0.95
Year ended 9-30-2009	1.00	0.38	14	1.53	0.39	1.68	0.24
Class C Shares[4]							
Year ended 9-30-2013	1.00	0.02	8	0.24	0.02	1.63	-1.37
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32
Year ended 9-30-2011	1.00	0.02	9	0.34	0.02	1.67	-1.31
Year ended 9-30-2010	1.00	0.09	10	0.68	0.06	1.65	-0.91
Year ended 9-30-2009	1.00	0.40	15	1.49	0.41	1.64	0.26

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$4.01	$0.16	$(0.10)	$ 0.06	$(0.17)	$(0.02)	$(0.19)
Year ended 9-30-2012	3.88	0.17	0.13	0.30	(0.17)	—	(0.17)
Year ended 9-30-2011	4.05	0.16	(0.19)	(0.03)	(0.14)	—	(0.14)
Year ended 9-30-2010	3.82	0.16	0.15	0.31	(0.08)	—	(0.08)
Year ended 9-30-2009	3.70	0.17	0.17	0.34	(0.22)	—	(0.22)
Class B Shares							
Year ended 9-30-2013	4.01	0.11	(0.10)	0.01	(0.12)	(0.02)	(0.14)
Year ended 9-30-2012	3.88	0.12	0.13	0.25	(0.12)	—	(0.12)
Year ended 9-30-2011	4.05	0.11	(0.18)	(0.07)	(0.10)	—	(0.10)
Year ended 9-30-2010	3.82	0.12	0.15	0.27	(0.04)	—	(0.04)
Year ended 9-30-2009	3.69	0.13	0.18	0.31	(0.18)	—	(0.18)
Class C Shares							
Year ended 9-30-2013	4.01	0.13	(0.10)	0.03	(0.13)	(0.03)	(0.16)
Year ended 9-30-2012	3.88	0.13	0.13	0.26	(0.13)	—	(0.13)
Year ended 9-30-2011	4.05	0.12	(0.18)	(0.06)	(0.11)	—	(0.11)
Year ended 9-30-2010	3.82	0.14	0.14	0.28	(0.05)	—	(0.05)
Year ended 9-30-2009	3.70	0.14	0.17	0.31	(0.19)	—	(0.19)
Class Y Shares							
Year ended 9-30-2013	4.02	0.18	(0.12)	0.06	(0.18)	(0.02)	(0.20)
Year ended 9-30-2012	3.88	0.18	0.14	0.32	(0.18)	—	(0.18)
Year ended 9-30-2011	4.06	0.17	(0.19)	(0.02)	(0.16)	—	(0.16)
Year ended 9-30-2010	3.83	0.17	0.16	0.33	(0.10)	—	(0.10)
Year ended 9-30-2009	3.70	0.18	0.18	0.36	(0.23)	—	(0.23)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$3.88	1.48%	$796	1.19%	4.04%	1.21%	4.02%	21%
Year ended 9-30-2012	4.01	7.78	794	1.21	4.23	1.23	4.21	27
Year ended 9-30-2011	3.88	-0.72	778	1.18	3.93	1.20	3.91	30
Year ended 9-30-2010	4.05	8.24	762	1.19	4.09	1.21	4.07	28
Year ended 9-30-2009	3.82	9.77	611	1.26	4.50	1.29	4.47	45
Class B Shares								
Year ended 9-30-2013	3.88	0.26	4	2.42	2.82	2.44	2.80	21
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Year ended 9-30-2011	3.88	-1.77	8	2.26	2.84	2.28	2.82	30
Year ended 9-30-2010	4.05	7.21	13	2.16	3.13	2.18	3.11	28
Year ended 9-30-2009	3.82	9.03	14	2.25	3.51	2.28	3.48	45
Class C Shares								
Year ended 9-30-2013	3.88	0.62	12	2.00	3.22	2.02	3.20	21
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Year ended 9-30-2011	3.88	-1.52	16	2.02	3.10	2.04	3.08	30
Year ended 9-30-2010	4.05	7.37	19	2.01	3.57	2.03	3.55	28
Year ended 9-30-2009	3.82	8.88	15	2.10	3.67	2.13	3.64	45
Class Y Shares								
Year ended 9-30-2013	3.88	1.86	38	0.80	4.42	0.82	4.40	21
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27
Year ended 9-30-2011	3.88	-0.59	45	0.81	4.31	0.83	4.29	30
Year ended 9-30-2010	4.06	8.63	3	0.82	4.19	0.84	4.17	28
Year ended 9-30-2009	3.83	10.51	21	0.84	4.92	0.87	4.89	45

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$5.85	$0.07	$(0.29)	$(0.22)	$(0.09)	$(0.03)	$(0.12)
Year ended 9-30-2012	5.89	0.10	0.03	0.13	(0.12)	(0.05)	(0.17)
Year ended 9-30-2011	5.90	0.14	0.07	0.21	(0.15)	(0.07)	(0.22)
Year ended 9-30-2010	5.68	0.18	0.22	0.40	(0.18)	—	(0.18)
Year ended 9-30-2009	5.52	0.17	0.16	0.33	(0.17)	—	(0.17)
Class B Shares							
Year ended 9-30-2013	5.85	0.01	(0.29)	(0.28)	(0.03)	(0.03)	(0.06)
Year ended 9-30-2012	5.89	0.03	0.03	0.06	(0.05)	(0.05)	(0.10)
Year ended 9-30-2011	5.90	0.08	0.07	0.15	(0.09)	(0.07)	(0.16)
Year ended 9-30-2010	5.68	0.12	0.22	0.34	(0.12)	—	(0.12)
Year ended 9-30-2009	5.52	0.12	0.16	0.28	(0.12)	—	(0.12)
Class C Shares							
Year ended 9-30-2013	5.85	0.03	(0.29)	(0.26)	(0.05)	(0.03)	(0.08)
Year ended 9-30-2012	5.89	0.05	0.03	0.08	(0.07)	(0.05)	(0.12)
Year ended 9-30-2011	5.90	0.09	0.07	0.16	(0.10)	(0.07)	(0.17)
Year ended 9-30-2010	5.68	0.13	0.22	0.35	(0.13)	—	(0.13)
Year ended 9-30-2009	5.52	0.12	0.16	0.28	(0.12)	—	(0.12)
Class Y Shares							
Year ended 9-30-2013	5.85	0.09	(0.29)	(0.20)	(0.11)	(0.03)	(0.14)
Year ended 9-30-2012	5.89	0.11	0.03	0.14	(0.13)	(0.05)	(0.18)
Year ended 9-30-2011	5.90	0.14	0.09	0.23	(0.17)	(0.07)	(0.24)
Year ended 9-30-2010	5.68	0.19	0.22	0.41	(0.19)	—	(0.19)
Year ended 9-30-2009	5.52	0.19	0.16	0.35	(0.19)	—	(0.19)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$5.51	-3.80%	$336	1.00%	1.31%	1.06%	1.25%	26%
Year ended 9-30-2012	5.85	2.20	456	0.99	1.65	1.05	1.59	37
Year ended 9-30-2011	5.89	3.84	415	1.01	2.44	1.07	2.38	77
Year ended 9-30-2010	5.90	7.03	402	1.00	2.95	1.06	2.89	60
Year ended 9-30-2009	5.68	6.05	375	1.01	3.04	1.06	2.99	48
Class B Shares								
Year ended 9-30-2013	5.51	-4.88	2	2.13	0.18	2.17	0.14	26
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Year ended 9-30-2011	5.89	2.69	5	2.10	1.34	2.14	1.30	77
Year ended 9-30-2010	5.90	6.02	8	1.95	2.03	1.99	1.99	60
Year ended 9-30-2009	5.68	5.08	13	1.92	2.12	1.96	2.08	48
Class C Shares								
Year ended 9-30-2013	5.51	-4.56	7	1.79	0.52	1.83	0.48	26
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Year ended 9-30-2011	5.89	2.97	10	1.84	1.60	1.88	1.56	77
Year ended 9-30-2010	5.90	6.18	13	1.81	2.18	1.85	2.14	60
Year ended 9-30-2009	5.68	5.19	13	1.81	2.24	1.85	2.20	48
Class Y Shares								
Year ended 9-30-2013	5.51	-3.50	2	0.69	1.63	0.73	1.59	26
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37
Year ended 9-30-2011	5.89	4.17	28	0.69	2.67	0.73	2.63	77
Year ended 9-30-2010	5.90	7.37	3	0.70	3.30	0.74	3.26	60
Year ended 9-30-2009	5.68	6.36	41	0.70	3.39	0.74	3.35	48

See Accompanying Notes to Financial Statements.

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$7.43	$0.56	$ 0.24	$0.80	$(0.57)	$—	$(0.57)
Year ended 9-30-2012	6.61	0.56	0.83	1.39	(0.57)	—	(0.57)
Year ended 9-30-2011	6.92	0.55	(0.31)	0.24	(0.55)	—	(0.55)
Year ended 9-30-2010	6.56	0.55	0.36	0.91	(0.55)	—	(0.55)
Year ended 9-30-2009	6.31	0.50	0.25	0.75	(0.50)	—	(0.50)
Class B Shares							
Year ended 9-30-2013	7.43	0.48	0.23	0.71	(0.48)	—	(0.48)
Year ended 9-30-2012	6.61	0.49	0.82	1.31	(0.49)	—	(0.49)
Year ended 9-30-2011	6.92	0.47	(0.31)	0.16	(0.47)	—	(0.47)
Year ended 9-30-2010	6.56	0.48	0.36	0.84	(0.48)	—	(0.48)
Year ended 9-30-2009	6.30	0.43	0.26	0.69	(0.43)	—	(0.43)
Class C Shares							
Year ended 9-30-2013	7.43	0.50	0.24	0.74	(0.51)	—	(0.51)
Year ended 9-30-2012	6.61	0.51	0.83	1.34	(0.52)	—	(0.52)
Year ended 9-30-2011	6.92	0.49	(0.31)	0.18	(0.49)	—	(0.49)
Year ended 9-30-2010	6.56	0.50	0.36	0.86	(0.50)	—	(0.50)
Year ended 9-30-2009	6.30	0.45	0.25	0.70	(0.44)	—	(0.44)
Class Y Shares							
Year ended 9-30-2013	7.43	0.58	0.24	0.82	(0.59)	—	(0.59)
Year ended 9-30-2012	6.61	0.59	0.82	1.41	(0.59)	—	(0.59)
Year ended 9-30-2011	6.92	0.57	(0.31)	0.26	(0.57)	—	(0.57)
Year ended 9-30-2010	6.56	0.57	0.36	0.93	(0.57)	—	(0.57)
Year ended 9-30-2009	6.31	0.52	0.25	0.77	(0.52)	—	(0.52)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$7.66	11.01%	$1,782	1.03%	7.39%	1.04%	7.38%	92%
Year ended 9-30-2012	7.43	21.79	1,566	1.07	7.97	1.09	7.95	81
Year ended 9-30-2011	6.61	3.22	1,232	1.08	7.74	1.10	7.72	98
Year ended 9-30-2010	6.92	14.46	1,222	1.09	8.20	1.11	8.18	97
Year ended 9-30-2009	6.56	13.49	1,069	1.17	8.71	1.20	8.68	67
Class B Shares								
Year ended 9-30-2013	7.66	9.78	11	2.14	6.31	2.15	6.30	92
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Year ended 9-30-2011	6.61	2.11	15	2.15	6.65	2.17	6.63	98
Year ended 9-30-2010	6.92	13.28	21	2.14	7.15	2.16	7.13	97
Year ended 9-30-2009	6.56	12.40	24	2.26	7.66	2.29	7.63	67
Class C Shares								
Year ended 9-30-2013	7.66	10.15	47	1.80	6.60	1.81	6.59	92
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Year ended 9-30-2011	6.61	2.38	28	1.89	6.92	1.91	6.90	98
Year ended 9-30-2010	6.92	13.53	29	1.91	7.39	1.93	7.37	97
Year ended 9-30-2009	6.56	12.64	27	2.03	7.75	2.06	7.72	67
Class Y Shares								
Year ended 9-30-2013	7.66	11.33	285	0.75	7.66	0.76	7.65	92
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81
Year ended 9-30-2011	6.61	3.53	127	0.77	8.04	0.79	8.02	98
Year ended 9-30-2010	6.92	14.82	110	0.78	8.51	0.80	8.49	97
Year ended 9-30-2009	6.56	13.93	81	0.80	9.00	0.83	8.97	67

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$7.74	$0.24	$(0.45)	$(0.21)	$(0.23)	$—	$(0.23)
Year ended 9-30-2012	7.36	0.28	0.38	0.66	(0.28)	—	(0.28)
Year ended 9-30-2011	7.42	0.30	(0.06)	0.24	(0.30)	—	(0.30)
Year ended 9-30-2010	7.27	0.30	0.15	0.45	(0.30)	—	(0.30)
Year ended 9-30-2009	6.63	0.29	0.63	0.92	(0.28)	—	(0.28)
Class B Shares							
Year ended 9-30-2013	7.72	0.16	(0.44)	(0.28)	(0.15)	—	(0.15)
Year ended 9-30-2012	7.35	0.20	0.37	0.57	(0.20)	—	(0.20)
Year ended 9-30-2011	7.41	0.23	(0.06)	0.17	(0.23)	—	(0.23)
Year ended 9-30-2010	7.26	0.23	0.15	0.38	(0.23)	—	(0.23)
Year ended 9-30-2009	6.62	0.22	0.64	0.86	(0.22)	—	(0.22)
Class C Shares							
Year ended 9-30-2013	7.73	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 9-30-2012	7.35	0.21	0.38	0.59	(0.21)	—	(0.21)
Year ended 9-30-2011	7.41	0.24	(0.07)	0.17	(0.23)	—	(0.23)
Year ended 9-30-2010	7.26	0.24	0.15	0.39	(0.24)	—	(0.24)
Year ended 9-30-2009	6.62	0.23	0.63	0.86	(0.22)	—	(0.22)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(3)	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$7.30	-2.69%	$860	0.86%	3.09%	0.89%	3.06%	9%
Year ended 9-30-2012	7.74	8.95	942	0.86	3.62	0.90	3.58	7
Year ended 9-30-2011	7.36	3.40	774	0.87	4.22	0.91	4.18	5
Year ended 9-30-2010	7.42	6.45	741	0.87	4.15	0.91	4.11	13
Year ended 9-30-2009	7.27	14.31	618	0.90	4.26	0.95	4.21	24
Class B Shares								
Year ended 9-30-2013	7.29	-3.67	1	1.88	2.07	1.90	2.05	9
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Year ended 9-30-2011	7.35	2.41	2	1.84	3.25	1.87	3.22	5
Year ended 9-30-2010	7.41	5.44	2	1.82	3.21	1.85	3.18	13
Year ended 9-30-2009	7.26	13.28	3	1.87	3.29	1.91	3.25	24
Class C Shares								
Year ended 9-30-2013	7.29	-3.50	18	1.70	2.24	1.72	2.22	9
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Year ended 9-30-2011	7.35	2.50	13	1.75	3.34	1.78	3.31	5
Year ended 9-30-2010	7.41	5.54	14	1.73	3.28	1.76	3.25	13
Year ended 9-30-2009	7.26	13.34	9	1.79	3.37	1.83	3.33	24

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2013	$5.03	$0.23	$(0.36)	$(0.13)	$(0.23)	$—	$(0.23)
Year ended 9-30-2012	4.74	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 9-30-2011	4.87	0.26	(0.12)	0.14	(0.27)	—	(0.27)
Year ended 9-30-2010	4.70	0.26	0.17	0.43	(0.26)	—	(0.26)
Year ended 9-30-2009	4.48	0.26	0.21	0.47	(0.25)	—	(0.25)
Class B Shares							
Year ended 9-30-2013	5.03	0.18	(0.36)	(0.18)	(0.18)	—	(0.18)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.13)	0.09	(0.22)	—	(0.22)
Year ended 9-30-2010	4.70	0.22	0.17	0.39	(0.22)	—	(0.22)
Year ended 9-30-2009	4.48	0.22	0.21	0.43	(0.21)	—	(0.21)
Class C Shares							
Year ended 9-30-2013	5.03	0.19	(0.36)	(0.17)	(0.19)	—	(0.19)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.12)	0.10	(0.23)	—	(0.23)
Year ended 9-30-2010	4.70	0.23	0.16	0.39	(0.22)	—	(0.22)
Year ended 9-30-2009	4.48	0.22	0.21	0.43	(0.21)	—	(0.21)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return(2)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(3)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(3)	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2013	$4.67	-2.80%	$693	0.89%	4.57%	0.91%	4.55%	19%
Year ended 9-30-2012	5.03	11.51	791	0.89	4.95	0.92	4.92	6
Year ended 9-30-2011	4.74	3.11	639	0.89	5.65	0.92	5.62	14
Year ended 9-30-2010	4.87	9.49	658	0.89	5.62	0.93	5.58	16
Year ended 9-30-2009	4.70	11.40	515	0.93	6.20	0.97	6.16	34
Class B Shares								
Year ended 9-30-2013	4.67	-3.75	2	1.88	3.58	1.90	3.56	19
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Year ended 9-30-2011	4.74	2.16	2	1.83	4.72	1.86	4.69	14
Year ended 9-30-2010	4.87	8.51	3	1.79	4.71	1.82	4.68	16
Year ended 9-30-2009	4.70	10.43	4	1.83	5.27	1.87	5.23	34
Class C Shares								
Year ended 9-30-2013	4.67	-3.58	27	1.70	3.76	1.72	3.74	19
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Year ended 9-30-2011	4.74	2.23	21	1.75	4.80	1.78	4.77	14
Year ended 9-30-2010	4.87	8.56	23	1.74	4.76	1.77	4.73	16
Year ended 9-30-2009	4.70	10.42	15	1.83	5.30	1.87	5.26	34

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended September 30, 2013, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans. Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. See Note 8 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present the offsetting of assets and liabilities as of September 30, 2013:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount
High Income Fund							
Investment securities sold receivable[1]	$3,262	$-	$3,262	$(201)	$-	$(2,672)	$389

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount
Global Bond Fund							
Unrealized depreciation on forward foreign currency	$129	$—	$129	$ —	$—	$—	$129
High Income Fund							
Investment securities purchased payable[1]	$170	$—	$170	$(170)	$—	$—	$ —
Unrealized depreciation on forward foreign currency	31	—	31	(31)	—	—	—
Total	$201	$—	$201	$(201)	$—	$—	$ —

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2013:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Bond Fund	Interest rate		$—	Unrealized depreciation on futures contracts*	$3,002
Global Bond Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	129
Government Securities Fund	Interest rate		—	Unrealized depreciation on futures contracts*	716
High Income Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	31

* The value presented represents the cumulative unrealized appreciation (depreciation) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2013.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2013:

		Net realized gain (loss) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities***	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Bond Fund	Interest rate	$—	$—	$1,222	$—	$—	$1,222
Global Bond Fund	Foreign currency	—	—	—	—	(117)	(117)
Government Securities Fund	Interest rate	—	—	292	—	—	292
High Income Fund	Foreign currency	—	—	—	—	(1,524)	(1,524)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2013:

		Net change in unrealized appreciation (depreciation) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities***	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Bond Fund	Interest rate	$—	$—	$(3,002)	$—	$—	$(3,002)
Global Bond Fund	Foreign currency	—	—	—	—	(306)	(306)
Government Securities Fund	Interest rate	—	—	(716)	—	—	(716)
High Income Fund	Foreign currency	—	—	—	—	106	106

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended September 30, 2013, the average derivative volume was as follows:

Fund	**Long forward contracts(1)**	**Short forward contracts(1)**	**Long futures contracts(1)**	**Short futures contracts(1)**	**Swap agreements(2)**	**Purchased options(1)**	**Written options(1)**
Bond Fund	$ —	$ —	$—	$15,141	$—	$—	$—
Global Bond Fund	13,733	13,547	—	—	—	—	—
Government Securities Fund	—	—	—	3,612	—	—	—
High Income Fund	22,862	22,957	—	—	—	—	—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Government Securities Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Fund utilized forward contracts.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	**$0 to $500M**	**$500 to $1,000M**	**$1,000 to $1,500M**	**Over $1,500M**
Bond Fund	0.525%	0.500%	0.450%	0.400%
Cash Management	0.400	0.400	0.400	0.400
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund	0.485%	0.500%	0.450%	0.400%
Global Bond Fund	0.590	0.600	0.550	0.500
Government Securities Fund	0.460	0.450	0.400	0.350
High Income Fund	0.575	0.600	0.550	0.500
Municipal Bond Fund	0.485	0.500	0.450	0.400
Municipal High Income Fund	0.485	0.500	0.450	0.400

Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended September 30, 2013, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Bond Fund	$ 844	$ 8	$6	$ 4	$ 534
Cash Management	—	34	4	3	34,059
Global Bond Fund	563	2	3	2	373
Government Securities Fund	136	1	5	5	99
High Income Fund	2,347	2	9	10	1,512
Municipal Bond Fund	708	11	1	16	536
Municipal High Income Fund	992	6	1	10	709

(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. During the year ended September 30, 2013, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$ 176
Government Securities Fund	177
High Income Fund	250
Municipal Bond Fund	200
Municipal High Income Fund	200

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended September 30, 2013, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$ 202
Government Securities Fund	75
Municipal Bond Fund	125
Municipal High Income Fund	24

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the year ended September 30, 2013, the following expenses were reimbursed:

Cash Management, Class A	$6,478
Cash Management, Class B	19
Cash Management, Class C	81

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Bond Fund	$142,206	$ 293,174	$265,028	$ 275,959
Cash Management	—	—	—	—
Global Bond Fund	17,093	201,754	32,311	141,262
Government Securities Fund	106,820	—	192,792	—
High Income Fund	—	2,033,509	—	1,763,106
Municipal Bond Fund	—	116,751	—	72,128
Municipal High Income Fund	—	160,534	—	149,373

7. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Year ended 9-30-13		Year ended 9-30-12		Year ended 9-30-13		Year ended 9-30-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	61,393	$ 402,644	70,728	$ 461,737	5,246,068	$ 5,246,068	4,172,720	$ 4,172,720
Class B	170	1,115	405	2,626	1,869	1,869	4,183	4,183
Class C	586	3,858	1,048	6,833	9,439	9,439	3,756	3,756
Class Y	738	4,858	2,266	14,681	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,002	39,206	6,483	42,202	236	236	211	211
Class B	16	107	31	199	—*	—*	1	1
Class C	45	292	55	361	1	1	1	1
Class Y	133	874	251	1,629	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(89,658)	(582,585)	(45,534)	(297,054)	(5,015,354)	(5,015,354)	(4,210,809)	(4,210,809)
Class B	(637)	(4,159)	(883)	(5,751)	(2,731)	(2,731)	(6,220)	(6,220)
Class C	(1,330)	(8,634)	(762)	(4,969)	(6,615)	(6,615)	(7,761)	(7,761)
Class Y	(3,703)	(23,842)	(6,030)	(39,279)	N/A	N/A	N/A	N/A
Net increase (decrease)	**(26,245)**	**$(166,266)**	**28,058**	**$ 183,215**	**232,913**	**$ 232,913**	**(43,918)**	**$ (43,918)**

	Global Bond Fund				Government Securities Fund			
	Year ended 9-30-13		Year ended 9-30-12		Year ended 9-30-13		Year ended 9-30-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	55,445	$ 219,506	40,533	$ 160,537	16,610	$ 95,076	24,222	$ 141,135
Class B	181	718	279	1,098	51	291	141	822
Class C	1,015	4,025	572	2,259	411	2,381	622	3,628
Class Y	2,191	8,686	6,508	25,582	326	1,882	3,242	18,833
Shares issued in reinvestment of distributions to shareholders:								
Class A	9,465	37,373	8,188	32,304	1,529	8,758	2,086	12,143
Class B	48	189	55	217	5	29	13	74
Class C	129	509	125	494	23	130	34	201
Class Y	534	2,110	578	2,278	64	369	205	1,194
Shares redeemed:								
Class A	(57,849)	(228,563)	(51,294)	(202,933)	(35,222)	(199,823)	(18,763)	(109,343)
Class B	(668)	(2,641)	(914)	(3,612)	(254)	(1,451)	(373)	(2,173)
Class C	(1,421)	(5,614)	(1,331)	(5,262)	(1,049)	(5,940)	(597)	(3,479)
Class Y	(3,076)	(12,088)	(8,481)	(33,508)	(3,246)	(18,233)	(4,891)	(28,502)
Net increase (decrease)	**5,994**	**$ 24,210**	**(5,182)**	**$ (20,546)**	**(20,752)**	**$ (116,531)**	**5,941**	**$ 34,533**

	High Income Fund				Municipal Bond Fund			
	Year ended 9-30-13		Year ended 9-30-12		Year ended 9-30-13		Year ended 9-30-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	58,765	$ 448,791	48,176	$ 343,807	24,258	$ 186,237	27,435	$ 207,155
Class B	273	2,076	404	2,886	34	263	60	456
Class C	2,346	17,902	1,872	13,421	957	7,387	1,426	10,773
Class Y	11,443	87,159	15,132	111,428	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	15,518	118,441	14,600	103,980	3,404	25,930	3,695	27,837
Class B	102	774	134	953	3	26	6	41
Class C	345	2,631	289	2,060	63	477	61	460
Class Y	2,524	19,272	1,441	10,254	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(52,494)	(401,334)	(38,223)	(270,430)	(31,650)	(238,014)	(14,543)	(109,816)
Class B	(735)	(5,615)	(944)	(6,676)	(75)	(572)	(123)	(927)
Class C	(1,647)	(12,563)	(1,315)	(9,246)	(1,332)	(10,005)	(483)	(3,632)
Class Y	(5,527)	(42,416)	(6,964)	(48,105)	N/A	N/A	N/A	N/A
Net increase (decrease)	**30,913**	**$ 235,118**	**34,602**	**$ 254,332**	**(4,338)**	**$ (28,271)**	**17,534**	**$ 132,347**

	Municipal High Income Fund			
	Year ended 9-30-13		Year ended 9-30-12	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	30,246	$ 151,176	34,638	$169,239
Class B	51	251	50	244
Class C	1,690	8,505	2,696	13,196
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	6,454	31,842	6,182	30,276
Class B	13	63	17	84
Class C	223	1,099	195	956
Class Y	N/A	N/A	N/A	N/A
Shares redeemed:				
Class A	(45,252)	(221,470)	(18,452)	(90,204)
Class B	(103)	(515)	(183)	(894)
Class C	(2,487)	(12,074)	(1,002)	(4,905)
Class Y	N/A	N/A	N/A	N/A
Net increase (decrease)	**(9,165)**	**$ (41,123)**	**24,141**	**$117,992**

8. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At September 30, 2013, High Income Fund had outstanding bridge loan commitments of $45,359,000. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Bond Fund	$1,356,366	$65,634	$31,599	$ 34,035
Cash Management	1,299,786	—	—	—
Global Bond Fund	848,219	24,787	30,216	(5,429)
Government Securities Fund	345,203	8,354	7,046	1,308
High Income Fund	2,038,057	74,263	22,962	51,301
Municipal Bond Fund	837,879	53,560	15,445	38,115
Municipal High Income Fund	724,433	34,132	48,126	(13,994)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2013 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$ 41,222	$2,680	$ —	$ —	$—	$ —	$—
Cash Management	228	210	—	—	—	—	—
Global Bond Fund	39,442	4,076	1,402	—	—	7,527	—
Government Securities Fund	7,201	83	2,356	—	—	1,332	—
High Income Fund	149,475	4,070	—	43,605	—	—	—
Municipal Bond Fund	29,221	2,155	—	—	—	562	—
Municipal High Income Fund	37,914	196	—	—	—	1,094	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items .

Accumulated capital losses represent net capital loss carryovers as of September 30, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended September 30, 2013:

	Pre-Enactment						Post-Enactment	
Fund	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Bond Fund	$ —	$ —	$—	$ —	$ 4,462	$ —	$1,490	$ —
Cash Management	—	—	—	—	195	215	—	—
Global Bond Fund	—	—	—	—	—	—	—	—
Government Securities Fund	—	—	—	—	—	—	—	—
High Income Fund	—	—	—	—	—	—	—	—
Municipal Bond Fund	115	1,919	—	—	53	56	391	—
Municipal High Income Fund	—	420	—	504	16,061	—	250	2,514

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2013, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Bond Fund	$4,474	$(4,474)	$ —
Global Bond Fund	43	(43)	—*
Government Securities Fund	1,401	(1,401)	—
High Income Fund	113	(113)	—*
Municipal High Income Fund	—	5,048	(5,048)

** Not shown due to rounding.*

10. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

Waddell & Reed Advisors Funds

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund, and Waddell & Reed Advisors Municipal High Income Fund (the "Funds"), seven of the series constituting Waddell & Reed Advisors Funds, as of September 30, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2013, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of September 30, 2013, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 15, 2013

AMOUNTS NOT ROUNDED

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2013:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Bond Fund	$ —	$ —
Cash Management	—	—
Global Bond Fund	816,865	1,848,702
Government Securities Fund	—	—
High Income Fund	—	—
Municipal Bond Fund	—	—
Municipal High Income Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Bond Fund	$ —
Cash Management	—
Global Bond Fund	1,402,110
Government Securities Fund	2,356,233
High Income Fund	—
Municipal Bond Fund	—
Municipal High Income Fund	—

Municipal Bond Fund and Municipal High Income Fund designated $29,082,296 and $37,786,121, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2013.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and InvestEd Portfolios (3 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (31 portfolios) and Ivy High Income Opportunities Fund. Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present), Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Investment Committee Member of Kansas Foundation for Medical Care (2001 to 2011); Chairperson, Audit Committee of Kansas Bioscience Authority; Trustee, Ivy Funds (34 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present).
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Former President and current Trustee, Liberty Memorial Association (WWI National Museum) (1998 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman, Freedom Frontier National Heritage Area (education) (2005 to present); former founding Member and Trustee (until 2012); CGSC Foundation (government); former founding Chair and current Chairman, Kansas City Municipal Assistance Corporation (bond issuance).
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	2008 2008	President Emeritus, University of Utah; President Emeritus, University of California.	None

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	2008	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of, Graymark HealthCare (a NASDAQ listed company) (2008-2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Graymark HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Chairman and Trustee, Ivy Funds (34 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	2008	Retired	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009).
Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, a law firm (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	Trustee, Ivy Funds (34 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since*	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City; Trustee, Ivy Funds (34 portfolios overseen); and Trustee Ivy High Income Opportunities Fund (1 portfolio) overseen.
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	2008	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011), formerly CIO of WRIMCO and IICO (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since*	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President General Counsel Assistant Secretary	2008 2008 2008	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

**This is the date when the officers first became an officer of one or more of the Funds.*

At its meeting on August 13 and 14, 2013, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter ("Supplemental Response"). The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, W&R had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio.

The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's investments in higher credit-quality bonds and short duration had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 13, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were equal to the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods, higher than the Lipper index for the one-, five-, and seven-year periods and equal to the Lipper index for the three-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that the Fund's effective management fees at certain asset levels were equal to, and at other asset levels were higher than, the median for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Fund at a minimum of at least two basis points.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was lower than the Performance Universe median for the three-, five- and seven-year periods and was lower than the Lipper index for the one-, three-, five-, seven- and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's short duration, and its limited foreign currency exposure had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 13, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2013, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the median for its Lipper Group.

The Trustees also considered that the Similar Funds had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was lower than the Performance Universe median for the three-, five-, seven-, and ten-year periods and lower than the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's short duration had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2013, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods and equal to the Performance Universe median for the three-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group, except for two asset levels at which the Fund's effective management fees were higher than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's limited investment in the lowest credit quality bonds and underweighting in tobacco bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 13, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2013, the Fund's performance relative to its Performance Universe was good for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

- the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship with the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Summary Of Independent Fee Consultant Report

The Disinterested Trustees of the Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and Waddell & Reed InvestEd Portfolios ("Invested") (collectively, and including their respective series, the "Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to Waddell & Reed Investment Management Company ("WRIMCO") are negotiated. The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

Analysis of the Process

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and The Lipper Company ("Lipper") in response to the data requested by the Disinterested Trustees through each Fund's Compliance & Governance Committee and K&L Gates, counsel to the Funds and the Disinterested Trustees. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 3, 5-, 7- and 10-year periods ended March 31, 2013 with over 50% of the Funds in the first two quartiles of their performance universes. The Report noted that 1-year performance did not share the same returns with about 43% of Funds in the first two quartiles consecutively

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2012 to 2013. The Report showed that, in aggregate, Funds within Advisors Funds have management fees with a median ranking when compared to their respective peer groups of 57%, a slight decline over the 2012 median of 54%. The change in actual management fees, by Fund, range from an 8 basis point reduction to a .3 basis point increase. With respect to the Funds within Ivy Funds VIP, the Report showed that, in aggregate, the median ranking of the Funds (excluding the Pathfinder Portfolios) management fees is 62% a decline over the 56% in 2012. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report noted that, with the exception of the Advisors Small Cap, Asset Strategy, and Energy Funds and the Ivy Funds VIP Money Market and Limited-Term Bond Portfolios, no Funds realized an increase in total expenses over one basis point. Also, material increases were recognized in the InvestEd Portfolios as there was a substantial amount invested in Cash Management Fund in 2012, which has a low expense ratio compared to other Advisors Funds. As the assets were reallocated, the total expense ratio increased.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small-to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except the money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fees. The Report stated that actual management fee variances can be explained by the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or the fact that certain Funds have fee waivers. The Report further noted that the Funds within Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees considering comparable asset levels and breakpoints are taken into account.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include sub-advisory relationships, corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to, among other factors, the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the contract renewal process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) the materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the Boards; and (3) the discussion which took place leading up to and at the Disinterested Trustees and Board meetings were substantive and concluded in accordance with the best interests of the Funds and their shareholders.

Waddell & Reed Advisors Funds

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-WRA-FI (9-13)